75 YEARS IN THE OZARKS
COMMEMORATIVE ANNIVERSARY ISSUE
1997 ANNUAL REPORT TO OUR STOCKHOLDERS

Born of the Ozarks

(This is the front cover of the report. It is a colored picture of a large oak tree. The picture is taken starting at the base, looking up into the tree along the trunk, with leaves and acorns on the ground next to the tree.)

(This is the inside of the front cover. It has an Ariel picture of Chateau on the Lake next to the Annual Meeting notice. The high/low stock information was in a chart box.)

Annual Meeting

The 8th Annual Meeting of Shareholders will be held 10 A.M. Wednesday, October 15, 1997, at Chateau on the Lake, Highway 265, Branson, Missouri.

Corporate Profile
Great Southern Bancorp, Inc. ("GSBC" or the "Company") is the holding company for Great Southern Bank FSB (the "Bank"), which converted from a mutual to a stock savings and loan in December 1989. In December 1994, the Bank converted from a state charter to a federal savings bank charter.

Great Southern was founded in 1923 with a $5,000 investment, 4 employees and 936 members, and has grown to over $700 million in assets, with more than 370 employees and 70,000 + customers.

The Bank is headquartered in Springfield, Missouri and operates 25 branches in 15 counties throughout the Ozarks; eight in Springfield.

A community-oriented company, GSBC and its subsidiaries offer a full range of banking, lending, investment, insurance and travel services.

The Bank is the 3rd largest thrift in the state of Missouri, and of the top three, enjoys the strongest capital ratio, expressed as equity/assets.

Corporate Mission

A publicly held financial services organization, the Company is dedicated to increasing stockholders' equity through profitable operations and sound management. In order of priority, emphasis is on customer service, cost control and product offerings.

The Bank's broad mission is to promote savings and provide the financial means for home ownership to families throughout the Ozarks and southern Missouri. In addition the Bank provides a broad base of family and commercial financial products and services, emphasizing convenience, personal attention, and competitive terms.

The other wholly owned subsidiary corporations of Great Southern Bancorp, Inc. market related services, including investment counseling, discount brokerage, insurance, travel and appraisal services.








        Inside front cover (continued)


Stock Information

The stock of GSBC is traded on the over-the-counter market and quoted on the NASDAQ National Market System under the symbol "GSBC."

As of June 30,1997, there were 8,105,121 total shares outstanding and approximately 1,800 shareholders. The Company declared four dividends during the year, making 29 consecutive dividends since conversion in December 1989.


High/Low Stock Price  (by Quarter)
   Fiscal 1997           High        Low
  ------------------   -------     -------
     First Quarter      15 1/2      13 1/8
     Second Quarter     18          14 1/2
     Third Quarter      18 1/4      17
     Fourth Quarter     18          16 1/8




General Information


CORPORATE HEADQUARTERS
1451 E. Battlefield
Springfield, MO 65804
1 (800) 749-7113


MAILING ADDRESS
P.O. Box 9009, Springfield, MO 65808


DIVIDEND REINVESTMENT
For details on the automatic reinvestment of dividends in common stock of the corporation call:
1 (800) 725-6651 or write:


Great Southern Bancorp, Inc.
Shareholder Relations
P.O. Box 9009
Springfield, MO 65808






        Inside front cover (cotinued)


FORM 10-K
The form 10-K report filed with the Securities and Exchange Commission may be obtained without charge by request to:

Richard Wilson
Senior Vice President, Controller
Great Southern Bank
P.O. Box 9009, Springfield, MO 65808


INVESTOR RELATIONS
Teresa Chasteen
Vice President, Director of Marketing
Great Southern Bank
P.O. Box 9009, Springfield, MO 65808


AUDITORS
Baird, Kurtz & Dobson
Hammons Tower
P.O. Box 1190
Springfield, MO 65801


LEGAL COUNSEL
Carnahan, Evans, Cantwell & Brown
1949 E. Sunshine
P.O. Box 10009
Springfield, MO 65808


TRANSFER AGENT AND REGISTRAR
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

(This is the table of contents page. It includes a small color picture identical to the picture on the front cover. There are also three other pictures in the Contents section that are identical to the pictures on the pages referenced.)

About our cover:
Born of the Ozarks
Given the recent winds of change in our local financial services industry, Great Southern is especially proud to begin its 75th season stronger than ever and growing stronger every year.

Like the mighty oaks, born of the Ozarks, our deep roots bring the promise of continued strong and steady growth as we share with our customers the dream of a better life, right here at home.

Contents
2. Message from the Chairman. Entering the year of our 75th Anniversary, the Great Southern family of customers has grown more rapidly than at any time in our history.

3. 5 Years at a Glance.  Selected Financial Data '93 - '97

4. Sharing the Vision. Staying in touch with our customers brings continued product and service development on all fronts.

8. Sharing the Dream. Great Southern leads the industry in making home ownership a reality for low-to moderate-income families and rural residents.

10. Sharing the Struggle. Community-based projects evidence the depth of our commitment to quality of life in the Ozarks.

12. Our Partners in the Dream. Great Southern subsidiaries complement the bank's leadership in providing personal, consumer-oriented services.

15. Management's Discussion and Analysis

Financials

25. Consolidated Statement of Financial Condition.
26. Consolidated Statements of Income.
27. Consolidated Statements of Changes in Stockholders' Equity.
28. Consolidated Statements of Cash Flows.
29. Notes to Consolidated Financial Statements.
39. Accountant's Report

40. The Team Profile. Great Southern Bancorp, Inc. and Great Southern Bank Officers.

(Along the bottom of pages 2 and 3 are five bar graphs. They are for stock price (in dollars), core earnings (in millions), total assets (in millions), total deposits (in millions) and total loans (in millions). The years presented by the graphs are 1993 through 1997. The page also included a color photo of our Chairman, William V. Turner.)

Message From the Chairman

In 1998, Great Southern will join an elite group of U.S. businesses who have been in existence for 75 years or longer. With nearly three-quarters of the nation's nine million companies no more than 25 years old, the homegrown "hardy perennials," such as our Company, now account for only 2.5% of all this country's businesses.

Given the changes which have taken place in our industry in the last two decades, and more recently in our local financial services marketplace, one realizes the extent and significance of this accomplishment of longevity, especially when we have survived and flourished despite the erosion of time and change. Therefore, we are especially proud to begin our 75th year stronger than ever and growing stronger each year.

We have been fortunate to be able to draw on the rich heritage of strength in the Ozarks: Our employees and customers come from "sturdy stock" and the economy is healthy and less volatile than in many regions of the country.

In the Ozarks, people still work hard, and do the job right to earn a better life. They want to "sleep... feeling secure and wake up...trusting the future." In this year's annual report, we salute our partnership in the American dream, right here at home, in the Ozarks.

Fiscal 1997 was our fourth consecutive "best year ever." Core net income was $1.34 per share ($11.4 million) up 21% over last year's $1.11 per share ($10.2 million). In addition, the company posted growth in all of the following areas: total assets surpassed the $700 million plateau ($708 million) for the first time; net loans receivable were $584 million (up 7%); and total deposits were $459 million (up 16%).

Non-performing assets were $13.9 million, down $3 million from a year ago (June 1996).

The Company's capital position remained strong with stockholders' equity at 8.5% of total assets. Great Southern Bank is the strongest of Missouri's largest, having the highest equity/assets ratio of thrifts with over $500 million in assets.

GSBC stock closed the year (June 97) at $16.125, which represented a 17.3% increase over the $13.75 closing price of a year ago.

In addition to financial accomplishments, progress was made in name awareness, growing our customer base, personnel enhancements and product/service offerings.
        2 (continued) & 3

Our family of business and personal banking customers has grown more rapidly in the last few months than at any time in our history, and our name awareness is at an all-time high as a result of the strategies we implemented to capitalize on opportunities presented with the "selling out" of a regional bank competitor who had the number one market share position.

We introduced a new checking product, "Cash Back Checking," the absolutely free checking account that pays customers for usage of their debit card. In the first 90 days, nearly 4,000 of these accounts were opened.

The Cash Back additions coupled with other checking account growth will boost total checking accounts to over 40,000 during the 1st quarter of fiscal 1998.

Key personnel have been added in the areas of branch, consumer and commercial lending. These additions have allowed us to provide a higher level of expertise in the branches, add new lines of business in consumer lending and field a business development team for commercial loan business.

Finally, we continue to expand and enhance our electronic transaction and other technology segments. By the end of calendar '97, we will have the largest number of ATMs owned by a single bank in southern Missouri - quite an achievement considering we've just been in the business a couple of years. Debit cards continue to be embraced by our customers as evidenced by the 250% increase in usage from a year ago (June '96), shortly after introduction. We will soon begin offering "check imaging," the latest check record and safekeeping convenience. The agenda for fiscal '98 includes several facility enhancements: the relocation of our Ozark branch; additional drive-thru lanes for Kansas & Kearney; an expansion at West Plains; and a new branch in south Springfield in the vicinity of South Campbell and James River Freeway.

Please be assured, we haven't become complacent, nor are we resting on our laurels; we're as challenged as always by the opportunities that lie ahead. Not only are we driven by external sources, we are motivated by the desire to better this year's record performance. We continue to assess who our customers are and what their needs are. We know we must work hard every day to win new customers while continuing to give our existing customers the service they expect and deserve.

We're proud to have been "Born of the Ozarks." We're also proud to have built our business over the last 75 years with a simple mission, good people, and loyal patrons "in the Ozarks"... we may be a bit biased ... but we can't think of a better place than right here at home to partner in the American Dream and celebrate our next milestone.

/s/ William V. Turner
William V. Turner, CHAIRMAN


        3 (continued)


Selected 5-year Financial Data

----------------------------------------------------------------------------------------------------------
                                                                       June 30
For the Year:                                      1997        1996        1995        1994        1993
----------------------------------------------------------------------------------------------------------
Net Interest Income After
  Provision for Loan Losses
  (in thousands)                                $ 25,012    $ 24,355    $ 22,380    $ 18,532    $ 15,675
Income Before Change in
  Accounting Principle                             9,340      11,294       9,488       8,341       4,736
Return on Average Assets                           1.39%       1.75%       1.62%       1.58%        .99%
Interest Rate Spread                               3.79%       3.82%       3.86%       4.05%       4.20%
Return on Average
  Stockholders' Equity                            15.02%      17.28%      15.57%      14.44%       9.37%
Non-interest Expense to
  Average Assets                                   3.04%       2.53%       2.62%       2.78%       2.77%
----------------------------------------------------------------------------------------------------------
Core Operations***:
Net Income (in thousands)                       $ 11,444    $ 10,197     $ 9,614**   $ 7,646     $ 4,736
Net Income Per Share                                1.34        1.11        1.01         .76         .46
Return on Average Assets                           1.71%       1.58%       1.64%       1.45%        .99%
Return on Average
  Stockholders' Equity                            18.40%      15.60%      15.78%      13.24%       9.36%
----------------------------------------------------------------------------------------------------------
Per Common Share*:
Earnings Before Change in
  Accounting Principle                            $ 1.10     $  1.23     $  1.00**    $  .83      $  .46
Cash Dividends Declared                              .39         .35         .30         .15         .06
Book Value (year end)                               7.45        7.70        7.00        6.42        5.41
Market price (year end)                           16.125       13.75       9.625       7.459       4.604
----------------------------------------------------------------------------------------------------------
At Year End: (in thousands)
Total Assets                                    $707,841   $ 668,105   $ 622,380   $ 534,740   $ 515,293
Loans Receivable, Net                            583,709     546,759     519,255     443,750     419,527
Savings Deposits                                 459,236     397,055     384,327     358,987     326,611
Total Borrowings                                 180,625     197,265     168,270     108,587     130,253
Stockholders' Equity                              60,348      68,535      62,982      61,462      51,723
Non-performing Assets                             13,850      16,854      12,772      14,963      14,574
----------------------------------------------------------------------------------------------------------

*   All per share amounts have been adjusted to reflect the July 25, 1994 3-for-1 stock split, and the
      October 21, 1996 2-for-1 stock split.
**  These numbers do not reflect a change in accounting principle.
*** These numbers exclude the one-time Savings Association Insurance Fund assessment, one-time goodwill write-off, available-for-sale security gains and foreclosed asset gains.









        4, 5, 6 & 7

(Pages 4 through 13 include various color photos of Great Southern ATMs, office settings, billboards, customers, employees, community events and fund raising events.
On page 4 there is a picture of a family using a Great Southern ATM in a major shopping mall and a picture of a Gimmie Five sign posted next to a drive-up ATM.
On page 5 is a picture of local radio and music celebrities doing a radio show, a picture of the grand opening party at the Aurora branch and a picture of a mother and son strapping on bicycle helmets, promoting our ID Network Safety Service.
On page 6 there is a picture of our message sign and free checking banner at our main facility, a picture of a free checking and cash back billboard and spots from a television campaign promoting the cash back checking.
On page 7 is a picture promoting our "How my best friend, William, became a $20 Bill" campaign, a picture of construction progress at our new Ozark facility, a picture of an employee with check imaging imposed over the picture and a picture of our customer service/telemarketing area.
Also on these pages along the bottom are old tinted photos of different events, buildings and people.)

Sharing the Vision

In the last few years, "relationship marketing" has become a trendy approach to retaining customers. But it's nothing new at Great Southern:
Proactively developing products to match our customers' needs and following through with the exemplary service they deserve has been at the forefront of the Great Southern philosophy for 75 years. It's how we give meaning to our slogan, "We give you more for your money."

Research showing that many customers weren't aware of all the banking services available to them prompted a unique telemarketing program during the year that's also designed to improve two-way communication. Far from a hard-sell approach, Great Southern telemarketers share product information in easy to understand terms, and provide an opportunity for customers to tell us how we're doing.

An apparent late-comer in automated teller machines, Great Southern introduced its first ATM just three years ago. Until then, our extensive branch network - combined with the longest banking hours in the region - gave competing bank ATMs little advantage over our full-service live tellers. However as off-premise locations in convenience stores and other high-traffic venues developed, along with our growing base of new customers already familiar with other-bank ATMs, Great Southern moved swiftly to bring this 24-hour convenience home to its customers. We now operate one of the largest ATM networks in southern Missouri, with more than 68 machines throughout the Ozarks, including 24 in Springfield.






        4, 5, 6 & 7 (continued)

In other product development, consumer benefits were enhanced on our The Works! and Summit checking packages with the addition of a complimentary regional discount book, providing account holders with one-time-use coupons to area merchants. Works II members also now enjoy membership in ID Network Safety Service, which produces current photo IDs for children that can be instantly accessed and sent to authorities in the event of an emergency.

As a special premium to encourage and develop Check Card usage, all checking account holders were rewarded for using their Great Access Check Cards in lieu of checks. Titled "Gimme Five," the incentive pays customers five cents each time they use their Check Cards to pay for purchases - "easy money" since the card is free, accepted worldwide and is faster than writing a check. A big hit with customers, Gimme Five has paid out over $17,900 in bonuses for more than 359,000 check card transactions since its introduction in May.

As our customer base continues to grow, branch facilities are continually undergoing upgrades to keep both satisfaction and efficiency levels high. Remodeling plans are under way at Springfield's Kansas at Kearney location. In addition to a larger customer service area, the number of drive-thru lanes will increase from three to five, with the new lanes located on the west side of the building.

The Aurora branch celebrated a Grand Re-Opening in June at a new, larger facility located at 1302 South Elliott with special product incentives, a live radio broadcast and an old-fashioned community cookout. Late in September, the Ozark branch will move from its current small, downtown location to a newly-remodeled 2,000-square-foot facility. The new building will include on-site insurance, investment and travel offices, and is located next to the highly-visible main interchange leading into Ozark.

(This page included a chart of checking account growth by year from June 1993 through June 1997 and a chart of check card transaction growth by quarter from June 1996 through June 1997.

The Great Southern family of business and personal banking customers increased exponentially in the past year, shattering all previous records. By fiscal year end, the Bank had realized a net increase of more than 4,600 new households.

Many of these new customers came to us via our present customers. A winter referral program, "How My Best Friend, William, Became a $20 Bill," offered cash incentives for referring friends and acquaintances to Great Southern. When the person referred opened a checking account, both parties received ten dollars cash. Almost $17,000 was awarded for the 846 accounts opened during this six-month program.




        4, 5, 6, & 7 (continued)

Several major bank mergers affecting southern Missouri in the last twelve months created a volatile marketplace, which Great Southern capitalized on with a year-long marketing strategy aimed at positioning the Bank as southern Missouri's Largest Home-Owned Bank. Offering consumers the "best of both worlds," including the familiarity and commitment of a community-based bank combined with the convenience and services of a large financial institution, Great Southern became the all-inclusive answer for many new families in the questioning marketplace.

The year's most popular consumer product, Cash Back Checking, ushered in a new era of competitive checking account benefits. Timed to coincide with the withdrawal of free checking at other banks, Cash Back not only offers absolutely free checking, but actually tops that with a genuine "Cash Back" incentive for debit card usage. Each time a customer pays for a purchase with their Check Card instead of writing a check, their account is automatically credited five cents. While some folks initially found it hard to believe a bank would actually pay them to use their checking account, the logic is mutually beneficial: it costs more to process a check than it does to record an electronic transfer.

Television, radio and outdoor exposure reinforced a direct mail campaign, and helped generate nearly 4000 new accounts in the first 90 days. And contrary to common industry belief, free checking has brought in viable customers: the average account balance is over $600, even though no minimum balance is required.

(This page included a chart of monthly transactions at Great Southern ATMs semi-annually from June 1995 through June 1997.)
























        8 & 9

(These pages include a color picture of First VP Vicki Bilyeu working with a customer, a picture of a mortgage loan employee originating a mortgage at a customer's kitchen table with a laptop computer, a picture of a consumer loan employee reviewing inventory with a local car dealer and a picture of the chef that prepares breakfast at realtor officers for the Bank.)

Sharing the Dream

In the Ozarks, there is a dream: Be a good neighbor. Work hard. Do the job right. And earn a better life. This is the heritage of Great Southern. Where personal attention to each customer's needs has long fostered our reputation as "the Ozarks Lending Authority." In local deeds of trust filed, Great Southern consistently ranks among the top three residential lenders throughout the Ozarks.

It is a responsibility we welcome, for being involved is not only a corporate culture, but the very foundation of our strength and opportunity for growth in today's lending market as well.

Recognition of the fact that many homebuyers lack access to the large amount of cash usually required at closing prompted the Bank to become involved in two highly successful efforts targeted to first-time homeowners. The state-funded first-time homebuyers bond money program provides cash assistance of four percent of the loan amount. The money is applied to the down payment and closing costs, potentially saving the homebuyer thousands of dollars in out-of-pocket expenses.

Great Southern also embraced the new Federal Rural America Loan program, offering up to 100% fixed-rate financing on non-metropolitan properties for low- to moderate- income families who may not qualify for home loans elsewhere. Significantly, Great Southern is the only lender providing such assistance in most of the rural communities we serve, and over $500,000 in loans have been closed since April.

Our team of lenders continued to forge strong working relationships with area Realtors, our number one source of referrals. In July, Great Southern joined the Springfield Board of Realtors to co-sponsor continuing education classes aimed at keeping real estate professionals abreast of current happenings and future trends. The classes were attended by over 250 area Realtors and the participation of our mortgage lending team underlined the bank's posture as the local leader in lending.

Capitalizing on continued strong demand in both the consumer and commercial loan arenas, the Bank added key personnel and fielded business development teams to enhance service and increase volume on both fronts.






        8 & 9

An indirect lending department has been established in a concerted effort to expand dealer paper business. More than a dozen participatory relationships with new and used car dealers have been secured, and these alliances are already generating loans. In addition, a 72-month term has been added to our new car loan portfolio.

Our restructured commercial lending team, led by President Joe Turner and First Vice Presidents Mike Lawson and Steve Mitchem, achieved a fourth straight year of stellar growth, with year-end totals up $42 million to $324 million - fifteen percent growth for the year. The team continues to focus on quality, high-profile projects throughout the region, including:
Primrose Office Building, Richmond on Primrose Office Building and HBO & Company (formerly Management Software, Inc.) headquartered in Springfield; Jiffy Lube/Auto Magic automatic car wash in Springfield; Rio Bravo Cantina and James River Grill restaurants in Springfield; First Baptist Church in Nevada; Days Inn in Springfield; Fairfield Inn in Joplin; Hampton Inn in Lebanon and Olathe, Kansas; Comfort Inn in Mt. Vernon and Joplin; Jefferson Street Apartments and Scenic Ridge Apartments in Springfield, Mountain Boulevard Apartments in Ozark, Park Place condominiums in Osage Beach; the Fairways condos in Branson, and subdivisions in Springfield, Ozark and Republic.

        10 & 11

(These pages include color photos of events or services that are provided to the community and supported by Great Southern. Included are the MDA telethon tote board, the Missouri Hall of Fame golf tournament, the Children's Miracle Network C.A.R.E. Mobile, a local newscast and a college halftime contest.)


Sharing the Struggle

As we celebrate our bank's Diamond Anniversary "at home in the Ozarks," along with the simultaneous appreciation that we have indeed, over the past year, become southern Missouri's largest home-owned bank, we are proud to recall the fond saying of founder J. Wyman Hogg, "Mighty oaks from little acorns grow." It is an especially appropriate thought, for one of our biggest competitive advantages today is that we enjoy deep and strong roots, long nurtured and vested in our community's quality of life.












        10 & 11 (continued)

A favorite Great Southern cause, the community-based Children's Miracle Network realized a $2,760 bonus contribution in May as the Bank celebrated the milestone of its 50th ATM under the banner "50 Miracle Makers," offering five cent donations with each ATM cash withdrawal. Other on-going fund-raising efforts on behalf of CMN include the popular "Cash for Kids" SavingsPlus Card, earmarking consumer-earned merchant discounts for critically ill children, and full-time sponsorships of the Branson Celebrity Golf Tournament, the Children's Village project at Cox Medical Center, and the CMN C.A.R.E. Mobile - a self-contained immunization clinic that travels to remote areas across the Ozarks, and accepts children regardless of insurance status or ability to pay.

Our Springfield Adopt-A-School, McGregor Elementary, continued its award-winning school bank and store program. Students are rewarded for excelling in class and being good citizens with "Scholar Dollars," redeemable for highly-prized items in the school store. In addition to collecting school supplies for disadvantaged students, Great Southern employees also regularly chip in to donate school clothes for those who needed them.

Helping others doesn't have to be hard work - sometimes it can be a lot of fun, too. Like Great Southern's Halftime Games at area colleges. Taking place at both football and basketball venues, these games offer a good time and big prizes to fans in addition to raising funds for Coaches Against Cancer. The games have continued to increase in popularity since their introduction in the mid-'80s, and have now spread to three campuses, including two Southwest Missouri State University campuses and Missouri Southern State College. And fans of both colleges were involved in a sports-related certificate of deposit program in which interest rates are tied to the winning records of the men's and women's basketball teams. It was a win-win situation as interest rates continued to climb throughout the season on the 7-month SMSU Bear and Boomer CDs and MSSC Lions and Lady Lions CDs, with final earnings bonuses of .50% to 1.25%.

Other community-based projects this year included raising funds for the American Cancer Society, Easter Seals, St. Jude's Research Hospital, March of Dimes, Muscular Dystrophy Association, and Meals on Wheels; and individual community events such as Ava Poke Salat Days, Buffalo's Christmas Parade, Cabool's Farm Fest; Nixa's Sucker Days; Springfield's Christmas Parade. Involvement in these events, along with countless other local projects, all serve to underline Great Southern's genuine commitment to the people of the Ozarks.










        12 & 13

(These pages include a picture of a travel show poster, a picture of an insurance department party and a picture of the Great Southern sponsored stock quotes on the nightly news.)

Our Partners in the Dream

Complementing the bank's status as a leader in providing full-spectrum financial services are three specialized Great Southern Bancorp subsidiaries, each of whom in turn has become a leader in its respective field as well.

Great Southern Travel, the largest travel agency in southern Missouri, expanded on its leadership role in bringing group and individual travel to Branson, combining personal agent-to-agent/client service with highly-competitive discount and added-value packaging. The subsidiary's group travel division, Great Group Getaways, continued to expand on a remarkable four-fold increase in sales volume last year, up another 23% for the year. The agency also operates Branson's in-bound travel and ticketing service, Branson Box Office, headquartered adjacent to the concierge's desk in the lobby of the Crown Plaza. Branson Box Office has recently been selected to package individual tours to Branson for TWA Getaways' United Kingdom division, and will be featured in the fall issue of TWA's Essentially America.

An aggressive marketer of both inbound and outbound travel, the agency has earned preferred status with a number of its suppliers and is frequently able to negotiate exclusive discounts and added travel value for its clients. 1996 supplier accolades, each based primarily on performance, included membership in Funjet Vacations 500 Club, recipient of Apple Vacations' Golden Apple Award, recipient of Carnival Cruise Lines' Winners Circle Award for the second year in a row, and status as a Premium Preferred Plus Account with Holland America Lines Cruises. Both cruise designations were exclusive to Great Southern among all outstate Missouri travel agencies. The subsidiary has also accepted an invitation to join Giants Select, a respected national coop offering a special package of benefits to our preferred business and leisure travelers. Gross sales for the year were up 18.6%, with increases across the board in corporate, leisure and group sales.

Great Southern Insurance, representing a "Who's Who" list of major underwriters, received national recognition as a High Performance Agency for CNA for the third consecutive year, and garnered the coveted
President's Award from Cameron Mutual for the second year in a row.

The subsidiary writes all lines of insurance and employs a staff of 18, including Certified Insurance Counselors Gene Summers and Nancy Mason, and six Certified Insurance Service Representatives, along with Manager Byron Robison, who remains an active member of the legislative committee for the Missouri Association of Insurance Agents.



        12 & 13 (continued) & 14

With competitive rates and exemplary service, Great Southern Insurance has been able to successfully cross-sell bank customers, who are often surprised to learn that the agency handles more than simply homeowners and automobile insurance. A July bank statement stuffer promoting full-line service in everything from individual medical insurance to corporate insurance generated a phenomenal 33% inquiry rate, and more than 300 direct requests for quotes. In fact, the agency writes more in business insurance than in personal insurance, and recorded total premiums in excess of $8 million for the year, improving pretax profits to a record $217,147 D up nearly 50% over last year's $145,163.

Great Southern Investments, a subsidiary specializing in asset management and retirement stock planning utilizing tax-advantaged investments, annuities, mutual funds and discount stock brokerage, again achieved record gross revenues for the fiscal year - up 13.9% over last year's stellar performance D but saw margins diminish. In a long year of conversion, the subsidiary has consolidated its clearing relationships into one with BHC Securities, Inc., member NYSE/NASD/SIPC, permitting instant access to mutual fund account and stock market information. This new clearing relationship will allow the subsidiary to enjoy cost and speed efficiencies which rival any Wall Street firm. Customer service capabilities have also been enhanced which should grow customer loyalty over time. While the costs to the organization are initially higher to make a conversion of this type, the firm should enjoy greater cost efficiencies going forward while continuing to increase profits.











(This is a color page listing the page of the Management's Discussion and Analysis, Consolidated Financial Statements and Notes to the Consolidated Financial Statements. The picture on this page is the same as the front cover with an old picture inserted that is of the First Annual Convention of Great Southern in 1925.)

Management's Discussion and Analysis

The discussion set forth below, as well as other portions of this document, may contain forward-looking comments. Such comments are based upon the information currently available to management of Great Southern Bancorp, Inc. (the "Company") and management's perception thereof as of the date of this document. Actual results of the Company's operations could materially differ from those forward-looking comments. The differences could be caused by a number of factors or combination of factors including, but not limited to, changes in the availability and/or cost of capital; changes in demand for banking services; changes in the portfolio composition; changes in the interest rate yield on the Company's investments; changes in management strategy; increased competition from both bank and non-bank companies; changes in the economic, political or regulatory environments in the United States; litigation involving the Company and/or its subsidiaries; and changes in the availability of qualified labor. Readers should take these factors into account in evaluating any such forward-looking comments.

GENERAL

The consolidated net income of the Company and more specifically, the net income of its primary subsidiary, Great Southern Bank, FSB (the "Bank"), is primarily dependent upon the difference or spread between the average yield earned on loans and investments and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Bank, like other financial institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis than its interest-earning assets. The Company's consolidated net income is also affected by, among other things, gains on sales of loans and available-for-sale investments, provisions for loan losses, service charge fees and commissions, operating expenses and income taxes.

Management of the Company has developed and implemented an asset/liability management strategy to match the repricing and/or maturity of its interest-earning assets and its interest-bearing liabilities and to achieve improved and sustained operating income without adversely affecting asset quality. In implementing this strategy, the Company has sought, subject to market conditions, to increase its origination of adjustable-rate loans secured by one- to four-family residential real estate in order to increase its investment in loans that are interest rate sensitive. The Company has also sold substantially all of the fixed-rate, one- to four-family residential loans originated since fiscal 1986, with servicing retained through fiscal 1995. Beginning in fiscal 1996, the Company started primarily selling these loans with the servicing released to the purchaser of the loans. Beginning in fiscal 1992, the Company's lending returned to origination of adjustable-rate commercial real estate and commercial business loans.

        15 (continued)

By doing so, the Company is attempting to increase significantly its loan fees, increase its investment in loans that are interest rate sensitive and improve the yield on its loan portfolio. The Company intends to continue prudently to evaluate the origination of commercial real estate loans in its total loan portfolio subject to commercial real estate and other market conditions and to applicable regulatory restrictions and may increase the percent of the commercial real estate loans to the overall portfolio. In addition, in fiscal 1998, the Company intends to increase the origination of consumer loans by setting up indirect lending relationships primarily with automobile dealerships. Through these dealer relationships, the dealer completes the application with the consumer and then submits it to the Company for credit approval or rejection. While automobile dealers will be the Company's initial concentrated effort, the program is available for use with most tangible products where financing of the product is provided through the seller.

Effect of Federal Laws and Regulations

Federal legislation and regulation significantly affect the banking operations of the Company and have increased competition among savings institutions, commercial banks, mortgage banking enterprises and other financial institutions. In particular, the capital requirements and operations of regulated depository institutions such as the Company and the Bank have been and will be subject to changes in applicable statutes and regulations from time to time, which changes could, under certain circumstances, adversely affect the Company or the Bank.

Legislation enacted during the fiscal year ended June 30, 1997 repealed the bad debt reserve method of accounting for bad debts by large thrifts for taxable years beginning after 1995 (year ended June 30, 1997 for the Bank). The legislation requires applicable excess reserves accumulated after 1987 (year ended June 30, 1988 for the Bank) be recaptured and restored to income over a six year period with the first year beginning after 1995 (year ended June 30, 1997 for the Bank), and eliminates recapture of the applicable excess reserves accumulated prior to 1988 for thrifts converting to bank charters. The post 1987 recapture may be delayed for a one- or two-year period if certain residential loan origination requirements are met. The Bank met this origination requirement in fiscal 1997. The amount of post 1987 recapture for the Bank is approximately $5 million which will create tax of approximately $2 million, or $400,000 per year for each of the remaining five years of the recapture period. The $2 million of tax has been accrued by the Bank in previous periods and will not be reflected in earnings when paid.

Beginning in the current fiscal year ended June 30, 1997, the Bank is required to follow the specific charge-off method for bad debts which only allows a bad debt deduction equal to the actual charge-offs, net of recoveries, experienced during the fiscal year of the deduction. In a year where recoveries exceed charge-offs, the Bank would be required to include the net recoveries in taxable income.


        15 (continued)& 16

Legislation was also enacted during the fiscal year 1997 that recapitalized the Savings Association Insurance Fund ("SAIF") and reduced the semi-annual SAIF assessments for the Bank. A one-time assessment of $2.5 million ($1.6 million after income taxes), 65.7 basis points of March 31, 1995 SAIF-assessable deposits, was expensed by the Bank in September 1996 and paid in November 1996.

Along with the one-time SAIF assessment, the semi-annual SAIF assessment was reduced, beginning January 1997, from an annualized 23 basis points on SAIF-assessable deposits, to 6.48 basis points annualized on SAIF-assessable deposits. This reduction was approximately $55,000 ($35,000 after income tax) per month. As a result of this lower assessment rate, the Bank significantly increased the level of brokered deposits used to fund asset growth. The rates on these deposits, when compared to alternative sources and allowing for deposit insurance costs, is comparable to Federal Home Loan Bank ("FHLBank") advances but do not require the asset pledging the FHLBank requires.

Recent Changes in Accounting Principles
In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). This statement applies to assets to be held and used as well as assets to be disposed of. SFAS 121 requires an entity to evaluate long-lived assets, certain identifiable intangibles, and related goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company adopted SFAS 121 during the current fiscal year ending June 30, 1997. The adoption of SFAS 121 has not had a material effect on the financial condition or net income of the Company.

In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS 122"). SFAS 122 requires that mortgage banking enterprises recognize as separate assets, rights to service mortgage loans for others, however those servicing rights are acquired. The Company adopted SFAS 122 during the current fiscal year ending June 30, 1997. The adoption of SFAS 122 has not had a material effect on the financial condition or net income of the Company.

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 establishes a fair value based method of accounting for stock-based compensation plans. It encourages entities to adopt that method in place of the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", for all arrangements under which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of its stock. This statement applies to financial statements for fiscal 1997. Management is continuing to account for stock-based compensation in accordance with the provisions of APB No. 25. Therefore, SFAS 123 has not had a significant impact on the Company's consolidated financial statements.
        16 (continued) & 17

In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 125"). SFAS 125 extends the rules in SFAS 122 from servicing of mortgage loans to all loan servicing as well as setting guidelines to be used to account for loan participations as either a sale or a borrowing transaction. The Company adopted SFAS 125 during the current fiscal year ending June 30, 1997. The adoption of SFAS 125 has not had a material effect on the financial condition or net income of the Company.

Potential Impact of Accounting Principles to be Implemented in the Future In March 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 replaces the presentation of primary earnings per share with a presentation of basic earnings per share. It requires dual presentation of basic and diluted earnings per share by entities with complex capital structures and requires a reconciliation of the numerators and denominators between the two calculations. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Management believes the adoption of SFAS 128 will not have a material effect on the financial statements of the Company.

Asset and Liability Management

Management believes that a key component of successful asset/ liability management is the monitoring and management of interest rate sensitivity, which encompasses the repricing and maturity of interest-earning assets and interest-bearing liabilities. During any period in which a financial institution has a positive interest rate sensitivity gap, the amount of its interest-earning assets maturing or otherwise repricing within such period exceeds the amount of the interest-bearing liabilities maturing or otherwise repricing within the same period. Accordingly, in a rising interest rate environment, financial institutions with positive interest rate sensitivity gaps generally will experience greater increases in yield on their assets than in the cost of their liabilities. Conversely, in a falling interest rate environment, the cost of funds of financial institutions with positive interest rate gaps generally will decrease less than the yield on their assets. Changes in interest rates generally will have the opposite effect on financial institutions with negative interest rate sensitivity gaps. In a rising interest rate environment financial institutions with negative gaps have more liabilities than assets mature or reprice during the relevant period, causing the increase in the cost of liabilities to exceed the increase in the yield on assets. Conversely, in a falling interest rate environment, the cost of funds of financial institutions with negative interest rate sensitivity gaps generally will decrease more than the yield on their assets. The Company's experience with interest rates are discussed in more detail under the headings "Results of Operations and Comparisons of the Years Ended June 30, 1997 and 1996" and "Results of Operations and Comparisons of the Years Ended June 30, 1996 and 1995."


        17 (continued)

The Company's one-year interest rate sensitivity gap, stated as a dollar amount and as a percentage of total interest-earning assets, was a positive $48 million, or 6.9%, at June 30, 1997, as compared to a positive $89 million, or 13.6%, at June 30, 1996 and a positive $75 million, or 12.3% at June 30, 1995.

The change in the Company's one-year gap position from 1996 to 1997 resulted primarily from (i) a $30 million, or 6%, increase in various loan types, the majority of which were at adjustable rates with adjustment periods of one year or less; (ii) a $16 million, or 21%, decrease in investment securities and other interest-earning assets due to maturities extending into the 1 to 3 year category; (iii) a $10 million, or 60%, increase in Other borrowings and liabilities; and (iv) a $48 million, or 25%, increase in time deposits in the one year or less category primarily from the Company's increased use of brokered deposits substantially all of which have maturities of six months or less.
The change in the Company's one-year gap position from 1995 to 1996 resulted primarily from (i) a $43 million, or 126%, increase in investment securities and other interest-earning assets from an overall increase of $15 million due to the end of the quarter falling on a weekend which increases cash items in the process of collection from other financial institutions combined with maturities of $28 million shortening into the one year or less category; (ii) an $18 million, or 4%, increase in residential, commercial real estate and construction loans, the majority of which were at adjustable rates with adjustment periods of one year or less; (iii) a $24 million, or 25%, increase in FHLBank advances with short maturities to match the increase in adjustable rate loans; (iv) a $17 million, or 10%, increase in time deposits primarily from a shift of $13 million to the one year or less category from the categories over one year; and (v) a $9 million, or 9%, increase in demand deposits due to the end of the quarter falling on a weekend as noted under (i) above, which are in the one year or less category.

As a part of its asset and liability management strategy, the Company has increased its investment in loans which are interest rate sensitive by emphasizing the origination of adjustable-rate, one- to four-family residential loans and adjustable-rate or relatively short-term commercial real estate, commercial business and consumer loans, and originating fixed-rate, one- to four-family residential loans primarily for immediate resale in the secondary market. Approximately 30% of total assets are currently invested in commercial real estate and commercial business loans. This part of the strategy was designed to improve asset yield and fee income, and to shorten the average maturity and increase the interest rate sensitivity of the loan portfolio. While efforts to date have contributed to the changes in the one-year interest rate sensitivity gap and increasing net interest income, such lending, commensurate with the increased risk levels, has also resulted in an increase in the level of non-performing assets. Management continually evaluates existing and potential commercial real estate and commercial business loans, in order to try to reduce undesirable risks including concentrations in a given geographic area or a particular loan category.

       17 (continued) & 18

While from a credit risk standpoint the Company would prefer higher levels of one- to four-family and other residential loan originations rather than commercial real estate and commercial business loan originations, the Company has adapted to the changing lending environment and originates commercial real estate and commercial business loans to help maintain the desired size of the loan portfolio and assets in total, as well as to maintain the desired yield on the Company's investments.

Interest rate risk exposure estimates (the sensitivity gap) are not exact measures of an institution's actual interest rate risk. They are only indicators of interest rate risk exposure produced in a simplified modeling environment designed to allow management to gauge the Company's sensitivity to changes in interest rates. They do not necessarily indicate the impact of general interest rate movements on the Company's net interest income because the repricing of certain categories of assets and liabilities is subject to competitive and other factors beyond the Company's control. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and in different amounts and would therefore cause a change (which potentially could be material) in the Company's interest rate risk.

Tables I & II set forth the Company's interest rate sensitive assets and liabilities. Table I sets forth the Company's interest rate sensitive assets and liabilities that mature or reprice within one year as of the dates indicated, while table II sets forth the interest rate sensitivity of the Company's June 30, 1997 assets and liabilities for all maturity or repricing periods. Both tables were prepared on the basis of the factors and assumptions following:

--Prepayment rates are derived from overall market prepayment rates observed on or about June 30, 1997.

--Fixed-rate loans, net of loans in process, deferred fees and discounts are shown on the basis of contractual amortization and the prepayment assumptions noted above.

--Adjustable-rate loans are assumed to reprice at the earlier of maturity or the next contractual repricing date.

--Zero growth and constant percentage composition of assets and liabilities are assumed. Funds from contractual amortization are reinvested at estimated market rates.









        18 (continued)

TABLE I
                                                    June 30,    1997            1996            1995
                                                              --------        --------        --------
                                                                        (Dollars in thousands)
Residential, commercial real estate and
  construction loans                                          $474,051        $463,559        $445,745
Commercial business loans                                       25,557          12,349           9,606
Consumer loans                                                  22,549          16,202          14,068
Investment securities and other                                 60,628          76,343          33,710
                                                               -------         -------         -------
  Total interest rate sensitive assets repricing
    within one year                                            582,785         568,453         503,129
                                                               -------         -------         -------
Demand deposits                                                115,299         112,289         103,401
Savings deposits                                                35,065          37,009          38,285
Time deposits                                                  240,643         192,909         175,728
FHLBank advances                                               117,659         120,849          96,831
Other borrowings and liabilities                                26,338          16,468          13,947
                                                               -------         -------         -------
    Total interest rate sensitive liabilities repricing
      within one year                                          535,004         479,524         428,192
                                                               -------         -------         -------
One year interest rate sensitivity gap (1)                    $ 47,781        $ 88,929        $ 74,937
                                                               =======         =======         =======

Interest rate sensitive assets/interest rate sensitive
  liabilities                                                  108.9%          118.5%          117.5%
                                                               =====           =====           =====

One year interest rate sensitivity gap as a percent of
  interest-earning assets                                        6.9%           13.6%           12.3%
                                                                 ===            ====            ====
______________________

   (1) Defined as the Company's interest-earning assets which mature or reprice within one year minus its interest-
bearing liabilities which mature or reprice within one year.


















        18 (continued)

TABLE II                                              Maturing or Repricing (Dollars in thousands)
                                                        Over 6
                                          6 Months      Months    Over 1-3    Over 3-5      Over
                                           or Less    to 1 Year     Years       Years      5 Years      Total
                                          --------    ---------    -------    --------     -------     --------
Residential, commercial real estate
  and construction loans                  $368,392    $105,659     $41,741     $ 6,320     $28,086     $550,198
Commercial business loans                   25,477          80         158         244                   25,959
Consumer loans                              20,495       2,054       4,120         993           4       27,666
Investment securities and other             44,588      16,040      31,713           0           0       92,341
                                           -------     -------      ------      ------      ------      -------
Total interest-earning assets              458,952     123,833      77,732       7,557      28,090      696,164
                                           -------     -------      ------      ------      ------      -------
Demand deposits                            115,299                                                      115,299
Savings deposits                            35,065                                                       35,065
Time deposits                              181,002      59,641      42,740       7,075       3,842      294,300
FHLBank advances                           100,693      16,966      12,578       3,990      17,654      151,881
Other borrowings and liabilities            26,338           0           0           0           0       26,338
                                           -------     -------      ------      ------      ------      -------
Total interest-bearing liabilities         458,397      76,607      55,318      11,065      21,496      622,883
                                           -------     -------      ------      ------      ------      -------
Interest-earning assets less
  interest-bearing liabilities            $    555    $ 47,226     $22,414     $(3,508)    $ 6,594      $73,281
                                           =======     =======      ======       =====      ======       ======
Cumulative interest rate
  sensitivity gap                         $    555    $ 47,781     $70,195     $66,687     $73,281
                                           =======     =======      ======      ======      ======
Cumulative interest rate
  sensitivity gap as a percent of
  interest-earning assets at June 30, 1997     .1%       6.9%       10.1%        9.6%       10.5%

Cumulative interest rate
  sensitivity gap as a percent of
  interest- earning assets at June 30, 1996 (0.4)%      13.6%        8.9%        8.3%       10.2%

RESULTS OF OPERATIONS AND COMPARISON FOR THE YEARS ENDED JUNE 30, 1997 AND
1996

EARNINGS

The Company's earnings decreased in fiscal year ended June 30, 1997 by $2 million, or 17.3%, from the earnings reported for the fiscal year ended June 30, 1996. This decrease in earnings was primarily due to an increase in the non-interest expense of $4.1 million and an increase in provision for loan losses of $255,000. The decrease in earnings was offset by an increase in net interest income of $.9 million and a decrease in provision for income taxes of $1.4 million during fiscal 1997.




        19 (continued)


INTEREST INCOME

Total interest income increased $1.6 million, or 3.0%, from fiscal 1996 primarily due to a $1.5 million, or 3.0%, increase in interest income on loans combined with a $120,000, or 3.0%, increase in interest income on investment securities and other interest-earning assets.

The increase in interest income on loans was the result of higher average balances from $537 million in fiscal 1996 to $561 million in fiscal 1997 as a result of loan growth. This increase was offset by a decrease in average yield from 9.29% in fiscal 1996 to 9.15% in fiscal 1997 as a result of slightly lower interest rates during the fiscal year 1997.

The increase in interest income on investment securities and other interest-bearing assets was the result of higher average balances from $76 million in fiscal 1996 to $80 million in fiscal 1997 as a result of available-for-sale securities acquired by the Company. The increase in interest income was offset by a decrease in average yields from 5.34% in fiscal 1996 to 5.22% in fiscal 1997 as a result of lower market rates on replacement investments.

The Company believes interest income will continue to increase in fiscal year 1998 as current loan balances are above the average balances in fiscal 1997 and market rates are expected to be comparable to fiscal 1997.


INTEREST EXPENSE

Total interest expense increased $690,000, or 2.5%, from fiscal 1996 primarily due to a $950,000, or 5.6%, increase in interest expense on deposits paid by the Bank to its depositors. This increase in interest expense was offset by a $260,000, or 2.3%, decrease in interest expense paid by the Bank on FHLBank advances and other borrowings.

Interest expense on deposits increased primarily due to an increase in higher average balances of time deposits from $239 million in fiscal 1996 to $262 million in fiscal 1997 as a result of increased brokered deposits, offset by lower average rates on time deposits from 5.69% in fiscal 1996 to 5.53% in fiscal 1997 as a result of lower market rates on the average for such deposits.

Interest expense on FHLBank advances and other borrowings decreased primarily due to lower average rates from 5.97% in fiscal 1996 to 5.88% in fiscal 1997 and slightly lower average balances from $187 million in fiscal 1996 to $185 million in fiscal 1997. The Company evaluates various funding sources and generally uses the source that produces the lowest overall cost in the current market environment. The main sources evaluated are FHLBank advances, brokered CDs and retail deposits.



        19 (continued) & 20

The Company believes interest expense will continue to increase in fiscal 1998 as average balances are expected to increase to fund higher average loan balances and market rates are expected to be comparable to fiscal 1997.

NET INTEREST INCOME

The Company's overall net interest margin (net income divided by total interest-earning assets) decreased 4 basis points, or 1%, from 4.21% in fiscal 1996 to 4.17% in fiscal 1997. The decrease is due to an overall decrease in the weighted average yield (the sum of the annualized earnings of each interest-earning asset divided by total interest-earning assets) received on interest-earning assets which was slightly greater than the overall decrease in the weighted average rates paid on interest-bearing liabilities.

The Company believes the net interest margin will remain stable or decline slightly in fiscal 1998.

PROVISION FOR LOAN LOSSES
The provision for loan losses increased $255,000, or 18%, in fiscal 1997 from fiscal 1996. In any accounting period, the provision for loan losses is affected by many factors including, but not limited to, the change in the composition of the loan portfolio, the increase or decrease in total loans, the level of delinquencies, the historical loss experience of the portfolio and non-performing loan levels.

Non-performing assets, which include non-performing loans and foreclosed assets, decreased $3 million, or 17.8%, in fiscal 1997 from $16.9 million at June 30, 1996 to $13.9 million at June 30, 1997. Non-performing loans increased $2 million, or 33.4%, from $5.9 million at June 30, 1996 to $7.9 million at June 30,1997, and foreclosed assets decreased $5.0 million, or 45.5%, from $10.9 million at June 30, 1996 to $6.0 million at June 30, 1997. Non-performing loans at June 30, 1996 and 1997, respectively, included $500,000 and $285,000 of single-family residential loans in connection with the sale of foreclosed assets. The majority of these loans are currently performing according to their loan terms.

The increase in non-performing loans was primarily the result of (i) the addition of a net loan for $3.8 million (net of deferred gain and actual payments received) as a result of 100% financing of the sale of a condominium development in Branson, Missouri; (ii) the addition of loans totaling $1.2 million on nine condominium units in one development in Branson, Missouri; (iii) the addition of a single-family residential development and five single-family mortgage loans totaling $576,000; partially offset by (iv) the foreclosure of a residential single-family development located in Taney County, Missouri securing a $1.3 million loan; (v) the receipt of all scheduled payments currently due on loans totaling $984,000 on a restaurant located in Branson, Missouri; (vi) the payoff of a loan for $934,000 which was secured by a residential development at Lake Ozark, Missouri; and (vii) the foreclosure and sale of a $250,000 restaurant loan (net of charge-offs of $110,000).
        20 (continued)

The loan of $3.8 million on the sale of the foreclosed assets is net of a deferred gain of $427,000. If the buyer is able to liquidate the project as planned, this gain will be recognized at a future time when the loan has paid down to an adequate level.

The residential development located in Taney County, against which the Bank has loaned $1.3 million, includes 63 developed residential lots with all utilities (electric, sewer, water and natural gas), six single-family homes constructed by the original borrower and 166 acres of undeveloped land. The loan was charged down by $300,000 and recorded in foreclosed assets at $1 million. Subsequent to June 30, 1997, the Company sold the single-family homes for a total of $439,000 with normal long-term financing.

The borrower on the $934,000 loan had been delinquent for an extended period, but was in bankruptcy so the Company had been unable to obtain possession of the property. The property securing this loan was auctioned at a bankruptcy court sponsored sale during the fiscal year and purchased by independent third parties for approximately $1.1 million, a substantial portion of which has been received by the Company.

The borrower on the $1 million restaurant loans had been slow in paying but began showing improvement towards the latter part of their 1995 season and experienced increased advance reservations for the 1996 season. These advance reservations materialized in the 1996 season and the borrower made all loan payments according to the agreed payment schedule and brought the loans current.

The $5 million decline in foreclosed assets during fiscal year 1997 was primarily due to: (i) the sale of the $4.3 million property noted in the non-performing loan section above ($3.8 million net loan balance); (ii) the sale for $550,000 of a truck terminal and office building in Springfield, Missouri with 28% cash down and normal long-term financing for the balance; (iii) the sale of condominium units carried at an aggregate of $350,000 and single-family homes carried at an aggregate of $150,000; (iv) charge downs totaling $630,000 on an apartment project in Branson, Missouri and a motel located in Branson, Missouri; and (v) a $237,000 charge-down of a campground located near Branson, Missouri which was sold subsequent to June 30, 1997 at its carrying value of $850,000 with 100% financing; offset by (vi) the foreclosure of the $1.3 million property (charged down to $1 million at foreclosure) noted in the non-performing loan section above; (vii) the foreclosure of single-family properties totaling approximately $500,000; and (viii) various other activity of smaller properties in the account.

Potential problem loans increased $2.4 million during fiscal 1997 from $4.7 million at June 30, 1996 to $7.1 million at June 30, 1997. These are loans which management has identified through routine internal review procedures as having possible credit problems which may cause the borrowers difficulty in complying with current loan repayment terms.


        20 (continued)& 21

These loans are not reflected in the non-performing loans. The main reason for the increase in potential problem loans is: (i) the continued credit deterioration of the borrower on a $985,000 loan secured by commercial lots located in Branson, Missouri; (ii) an increase of $950,000 from the improved credit quality and upgrade from non-performing status of the Branson, Missouri restaurant project disclosed in the non-performing loan section above; (iii) an increase of $170,000 in a condominium project in Branson, Missouri due to additional advances from increased collateral positions; (iv) the deterioration of credit quality of a $250,000 commercial real estate loan secured by a building in Springfield, Missouri; and (v) the deterioration of the credit quality of various projects, partially offset by the improvement of other projects.

The allowance for loan losses at June 30, 1997 and 1996, respectively, totaled $15.5 million and $14.4 million, representing 2.7% and 2.6% of total loans, 197% and 243% of non-performing loans, and 103% and 135% of non-performing loans and potential problem loans in total. The allowance for foreclosed asset losses totaled $300,000 and $1.1 million at June 30, 1997 and 1996, respectively, representing 5.4% and 9.9% of total foreclosed assets. Although Management maintains the allowance for loan losses and the allowance for foreclosed asset losses at levels which it considers to be adequate to provide for potential losses and selling expenses, there can be no assurance that such losses will not exceed the estimated amounts, thereby adversely affecting future results of operations.


NON-INTEREST INCOME

Non-interest income increased $118,000, or 1.1%, in fiscal 1997. The main changes in this area were: (i) an increase in commission income of $555,000 from increased sales in the travel and investment subsidiaries;
(ii) an increase of $400,000 in service fees on deposit accounts primarily from increased ATM and debit card fees along with increased insufficient check fees; (iii) a decrease in income on foreclosed assets of $442,000 primarily due to larger recoveries in fiscal 1996 versus fiscal 1997 of previously recorded losses; (iv) a decrease in profit on sale of loans and available-for-sale securities of $493,000 due to reductions in gains on sale of available-for-sale securities in fiscal 1997; and (v) modest increases or decreases in other non-interest income items.












        21 (continued)

NON-INTEREST EXPENSE

Non-interest expense increased $4.1 million, or 25.1%, in fiscal 1997.
The increase was due primarily to: (i) a one-time deposit insurance assessment of $2.5 million partially offset by a decrease in the ongoing semi-annual deposit insurance assessment of $350,000; (ii) an increase in goodwill amortization of $915,000 as a result of the write-off of goodwill remaining from a 1982 failed thrift purchase; (iii) an increase in employee expense of $850,000 primarily due to asset and earnings growth in the Bank and increased sales volume in the travel and investment subsidiaries; (iv) an increase of $190,000 in supplies and printing partially due to ordering machine readable forms in additional areas to streamline transaction processing and efficiency; (v) an increase of $180,000 in net occupancy expense primarily from expansion and upgrade in technology related items such as ATMs; and (vi) various smaller increases and decreases in the other non-interest expense categories.

PROVISION FOR INCOME TAXES

Provision for income taxes as a percentage of pre-tax income decreased from 38.6% in fiscal 1996 to 38.1% in fiscal 1997 due to changes in accrual estimates.


RESULTS OF OPERATIONS AND COMPARISON FOR THE YEARS ENDED JUNE 30, 1996 AND
1995

The increase in earnings for the year ended June 30, 1996 compared to June 30, 1995 of $1.8 million, or 19%, was primarily due to an increase in the net interest income of $2.1 million and an increase in non-interest income of $2.4 million, offset by an increase in non-interest expense of $1 million and an increase in provision for income taxes of $1.6 million during fiscal 1996.

INTEREST INCOME

Total interest income increased $6.8 million, or 14.5%, from fiscal 1995 primarily due to a $6.2 million, or 14.2%, increase in interest income on loans combined with a $.6 million, or 18.4%, increase in interest income on investment securities and other interest-earning assets. The increase in interest income on loans was the result of higher average balances from $487 million in fiscal 1995 to $537 million in fiscal 1996 as a result of strong loan growth, combined with an increase in average yield from 8.98% in fiscal 1995 to 9.29% in fiscal 1996 as a result of higher market rates during the fiscal year. The increase in interest income on investment securities and other interest-bearing assets was the result of higher average annual yields from 4.85% in fiscal 1995 to 5.34% in fiscal 1996 as a result of higher market rates, combined with an increase in average balances from $71 million in fiscal 1995 to $76 million in fiscal 1996 as a result of available-for-sale securities acquired by the Company.


        21 (continued)


INTEREST EXPENSE

Total interest expense increased $4.7 million, or 20.2%, from fiscal 1995 primarily due to a $2.1 million, or 14.2%, increase in interest expense on deposits and a $2.6 million, or 30.5%, increase in interest expense on FHLBank advances and other borrowings. Interest expense on deposits increased primarily due to an increase in average annual rates on time deposits from 5.14% in fiscal 1995 to 5.69% in fiscal 1996 as a result of higher market rates on the average for such deposits and higher average balances from $222 million in fiscal 1995 to $239 million in fiscal 1996. Interest expense on FHLBank advances and other borrowings increased primarily due to higher average balances from $143 million in fiscal 1995 to $187 million in fiscal 1996 as a result of the Company's decision to use FHLBank advances to fund increased loan volumes. The Company evaluates various funding sources and generally uses the source which produces the lowest overall cost in the current market environment. The main sources evaluated are FHLBank advances, brokered CDs and retail deposits.


NET INTEREST INCOME

The Company's overall net interest margin decreased 4 basis points, or
 .9%, from 4.25% in fiscal 1995 to 4.21% in fiscal 1996. The decrease is due to an overall increase in the weighted average rates paid on interest-bearing liabilities which was slightly greater than the overall increase in the weighted average yield received on interest-earning assets.


PROVISION FOR LOAN LOSSES

The provision for loan losses increased $132,000, or 10%, in fiscal 1996 from fiscal 1995. In any accounting period, the provision for loan losses is affected by many factors including, but not limited to, the change in the composition of the loan portfolio, the increase or decrease in total loans, the level of delinquencies, the historical loss experience of the portfolio and non-performing loan levels.

Non-performing assets increased $4.1 million, or 32%, in fiscal 1996 from $12.8 million at June 30, 1995 to $16.9 million at June 30, 1996. Non-performing loans increased $2.1 million, or 53.8%, from $3.8 million at June 30, 1995 to $5.9 million at June 30,1996, and foreclosed assets increased $2 million, or 22.6%, from $8.9 million at June 30, 1995 to $10.9 million at June 30, 1996. Non-performing loans at June 30, 1995 and 1996, respectively, included $800,000 and $500,000 of loans in connection with the sale of foreclosed assets. Substantially all of these loans are currently performing according to their loan terms.




        21 (continued) & 22

The increase in non-performing loans was primarily the result of (i) the addition of loans totaling $1.3 million on a residential development in Taney County, Missouri; (ii) the transfer from foreclosed assets to loans, due to the implementation of SFAS 114, of one loan for $934,000 which had been recorded as an in-substance foreclosure in fiscal 1995; (iii) the addition of loans totaling $1 million on a restaurant located in Branson, Missouri; and (iv) the addition of six unrelated single-family mortgage loans totaling $.5 million; partially offset by (v) the foreclosure of a 79-unit motel in Branson, Missouri securing a $1.6 million loan.

For current information concerning these loans, please see the section "Provision for Loan Losses" under the heading "Results of Operations and Comparison for the Years Ended June 30, 1997 and 1996."

The increase in foreclosed assets in fiscal 1996 was primarily due to (i) the addition of a $4.3 million condominium project located in Branson, Missouri (this is net of a $1.4 million charge-down prior to foreclosure);
(ii) the addition of a $1 million residential development in Branson, Missouri; (iii) the addition of the $1.6 million motel noted above; offset by (iv) the sale of a $2.8 million 18 hole Arnold Palmer designed golf course located at the Lake of the Ozarks, near Osage Beach, Missouri. The sale was for a total of $4 million with $1 million cash at closing and normal long-term financing for the balance; (v) the $934,000 property transferred back to loans as noted above; (vi) the sale of nine condominium units carried at an aggregate of $424,000; (vii) three residential lots carried at an aggregate of $47,000 and 22.3 undeveloped acres carried at $120,000 located on the Lake of the Ozarks; (viii) the sale of a $400,000 Joplin car wash; (ix) a $125,000 charge-down on two existing properties; and (x) various other activity of smaller properties in the account.

Potential problem loans decreased $.9 million from $5.6 million at June 30, 1995 to $4.7 million at June 30, 1996. These are loans which management identified through routine internal review procedures as having possible credit problems which may cause the borrowers difficulty in complying with current loan repayment terms. These loans are not reflected in the non-performing loans. The main reason for the decrease in potential problem loans was the reduction of (i) $2.2 million in a condominium project in Branson, Missouri due to collateral sales; and (ii) the $1 million Branson, Missouri restaurant loans which moved to non-performing loans at June 30, 1996; offset by (iii) deterioration of the credit quality of a commercial business located in Springfield, Missouri of $2.3 million.

The allowance for loan losses at June 30, 1996 and 1995, respectively, totaled $14.4 million and $14.6 million, representing 2.6% and 2.8% of total loans, 243% and 380% of non-performing loans, and 139% and 154% of non-performing loans and potential problem loans in total. The allowance for foreclosed asset losses totaled $1.1 million and $.9 million at June 30, 1996 and 1995, respectively, representing 9.9% and 10.4% of total foreclosed assets.

        22 (continued) & 23


NON-INTEREST INCOME

Non-interest income increased $2.4 million, or 30.4%, in fiscal 1996 as compared to fiscal 1995. The main areas generating the net increase were:
(i) an increase in income on foreclosed assets of $971,000 primarily due to recovery in fiscal 1996 of previously recorded losses; (ii) an increase in profit on sale of loans and available-for-sale securities of $1.1 million due to gains on sale of available-for-sale securities of $680,000 in fiscal 1996, and an increase in sales of fixed-rate one- to four-family loan originations in fiscal 1996; and (iii) modest increases or decreases in other non-interest income items.


NON-INTEREST EXPENSE

Non-interest expense increased $1 million, or 6.4%, in fiscal 1996 from fiscal 1995. The increase was due primarily to: (i) an increase in employee expense of $790,000, or 10.4%, primarily due to increases in the Bank for salaries, commissions, retirement plan contributions and health insurance premiums; and (ii) an increase of $340,000, or 17.9%, in net occupancy expense primarily from expansion and upgrade in technology related items such as computers and ATMs; offset by (iii) a decrease of $130,000, or 23.3%, in supplies and printing from an overall reduction in pricing on purchases; and (iv) various smaller increases and decreases in the other non-interest expense categories.


PROVISION FOR INCOME TAXES

Provision for income taxes as a percentage of pre-tax income increased from 36.8% in fiscal 1995 to 38.6% in fiscal 1996 due to changes in accrual estimates.


AVERAGE BALANCES, INTEREST RATES AND YIELDS

Table III presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Average balances of loans receivable includes the average balances of non-accrual loans for each period. Interest income on loans includes interest received on non-accrual loans on a cash basis. The table does not reflect any effect of income taxes.







        22 (continued)

TABLE III                                                            Years Ended June 30,
(Dollars in thousands)                  --------------------------------------------------------------------------
                               June 30,           1997                      1996                     1995
                                1997   ------------------------  -----------------------  ------------------------
                                Yield   Average          Yield    Average          Yield   Average          Yield
                                /Rate   Balance Interest /Rate    Balance Interest /Rate   Balance Interest /Rate
                                ------ -------- -------- ------  -------- -------- -----  -------- -------- ------
Interest-earning assets:
  Loans receivable               8.99% $561,146 $51,365  9.15%   $536,695 $49,884  9.29%  $486,726 $43,686  8.98%
  Investment securities and
   other interest-earning assets 6.24    79,942   4,175  5.22      75,963   4,054  5.34     70,663   3,425  4.85
                                 ----   -------  ------  ----     -------  ------  ----    -------  ------  ----
  Total interest-earning assets  8.74  $641,088  55,540  8.66    $612,658  53,938  8.80   $557,389  47,111  8.45
                                 ----   -------  ------  ----     -------  ------  ----    -------  ------  ----
Interest-bearing liabilities:
  Demand deposits                2.36  $108,750   2,571  2.36    $102,920   2,495  2.42   $104,027   2,481  2.38
  Savings deposits               2.51    35,252     867  2.46      36,901     914  2.48     40,887   1,002  2.45
  Time deposits                  5.53   262,214  14,513  5.53     238,791  13,594  5.69    221,825  11,402  5.14
                                 ----   -------  ------  ----     -------  ------  ----    -------  ------  ----
    Total deposits               4.47   406,216  17,951  4.42     378,612  17,003  4.49    366,739  14,885  4.06
  FHLBank advances and
   other borrowings              5.76   184,917  10,871  5.88     186,522  11,129  5.97    143,281   8,526  5.95
                                 ----   -------  ------  ----     -------  ------  ----    -------  ------  ----
Total interest-bearing liab.     4.84  $591,133  28,822  4.87    $565,134  28,132  4.98   $510,020  23,411  4.59
                                 ----   =======  ------  ----     =======  ------  ----    =======  ------  ----
Net interest income:
  Interest rate spread           3.90%          $26,718  3.79%            $25,806  3.82%           $23,700  3.86%
                                 ====            ======  ====              ======  ====             ======  ====
Net interest margin (1)                                  4.17%                     4.21%                    4.25%
                                                         ====                      ====                     ====
Average interest-earning assets to
   average interest-bearing liab.        108.5%                    108.4%                   109.3%
                                         =====                     =====                    =====

(1) Defined as the Company's net interest income divided by total interest-earning assets.

















        23 (continued)

RATE/VOLUME ANANLYSI

Table IV presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods shown. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (i.e., changes in rate multiplied by old volume) and (ii) changes in volume (i.e., changes in volume multiplied by old rate). For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to volume and to rate.

TABLE IV                                                     Years Ended June 30,
                                        ---------------------------------------------------------------
(Dollars in thousands)                          1996 vs. 1997                     1995 vs. 1996
                                        ----------------------------       ----------------------------
                                            Increase                           Increase
                                           (Decrease)                         (Decrease)
                                             Due to          Total              Due to          Total
                                        ----------------   Increase        ----------------   Increase
                                         Rate     Volume  (Decrease)        Rate     Volume  (Decrease)
                                        ------    ------  ----------       ------    ------  ----------
Interest-earning assets:
  Loans receivable                      $(740)    $2,221    $1,481         $1,595    $4,603    $6,198
  Investment securities and
    other interest-earning assets         (84)       205       121            361       268       629
                                         -----     -----     -----          -----     -----     -----
Total interest-earning assets            (824)     2,426     1,602          1,956     4,871     6,827
                                         -----     -----     -----          -----     -----     -----
Interest-bearing liabilities:
  Demand deposits                         (59)       135        76             40       (26)       14
  Savings deposits                         (6)       (41)      (47)            11       (99)      (88)
  Time deposits                          (363)     1,282       919          1,281       911     2,192
                                        -----      -----     -----          -----     -----     -----
    Total deposits                       (428)     1,376       948          1,332       786     2,118
  FHLBank advances
    and other borrowings                 (163)       (95)     (258)            23     2,580     2,603
                                        -----      -----     -----          -----     -----     -----
Total interest-bearing liabilities       (591)     1,281       690          1,355     3,366     4,721
                                        -----      -----     -----          -----     -----     -----
    Net interest income                $ (233)    $1,145    $  912         $  601    $1,505    $2,106
                                        =====      =====     =====          =====     =====     =====











        23 (continued) & 24


LIQUIDITY AND CAPITAL RESOURCES

General. The Company's capital position remained strong, with stockholders' equity at $60 million, or 8.5% of total assets of $708 million at June 30, 1997 compared to equity at $68 million, or 10.1%, of total assets of $668 million at June 30, 1996. In addition, the Bank exceeds each of the regulatory capital requirements. At June 30, 1997, the Bank had ratios of tangible capital to assets of 7.9%, core capital of 7.9% and risk-based capital of 11.7%. At June 30, 1996, the Bank had ratios of tangible capital to assets of 8.5%, core capital of 8.5% and risk-based capital of 13.0%. Federal regulations at each of those dates required tangible, core and risk-based capital ratios of 1.5%, 3% and 8%, respectively.

The Bank is required by regulation to maintain certain liquidity ratios. Currently, a minimum of 5% of the combined total of deposits and short-term borrowings must be maintained in the form of cash and eligible investments. The Bank has historically maintained its liquidity ratio at a level in excess of what is required. As of June 30, 1997, the Bank's liquidity ratio was 7.4%, compared to 7.3% at June 30, 1996. Management believes that the Company has sufficient cash flows and borrowing capacity available to meet its commitments and other foreseeable cash needs for operations. At June 30, 1997, the Company had commitments of approximately $80 million to fund loan originations, issued lines of credit, outstanding letters of credit and unadvanced loans.

At June 30, 1997, the held-to-maturity investment portfolio included $115,000 of gross unrealized gains and $15,000 of gross unrealized losses. The unrealized gains and losses are not expected to have a material effect on future earnings beyond the usual amortization of acquisition premium or accretion of discount because no sale of the held-to-maturity investment portfolio is foreseen.

The Company's primary sources of funds are savings deposits, FHLBank advances, other borrowings, loan repayments, proceeds from sale of loans and available-for-sale securities and funds provided from operations. The Company utilizes particular sources of funds based on the comparative costs and availability at the time. The Company has from time to time chosen not to pay rates on deposits as high as the rates paid by certain of its competitors and, when necessary, supplements deposits with less expensive alternative sources of funds.

Statements of Cash Flows. During the years ended June 30, 1997, 1996 and 1995, the Company had positive cash flows from operating activities and positive cash flows from financing activities. The Company experienced negative cash flows from investing activities during the years ended June 30, 1997, 1996 and 1995.




        24 (continued)

Cash flows from operating activities for the periods covered by the Statements of Cash Flows have been primarily related to adjustments in deferred assets, credits and other liabilities, the provision for loan losses and losses on foreclosed assets, depreciation, sale of foreclosed assets and the amortization of deferred loan origination fees and discounts (premiums) on loans and investments, all of which are non-cash or non-operating adjustments to operating cash flows. As a result, net income adjusted for non-cash and non-operating items was the primary source of cash flows from operating activities. Operating activities provided cash flows of $11.7 million, $11.6 million and $8.4 million in cash during the years ended June 30, 1997, 1996 and 1995, respectively.

During the years ended June 30, 1997, 1996 and 1995, investing activities used cash of $36.1 million, $34.4 million and $82.7 million primarily due to the net increase of loans in each period.

Changes in cash flows from financing activities of the periods covered by the Statements of Cash Flows are due to changes in deposits after interest credited, changes in FHLBank advances and changes in short-term borrowings as well as purchases of treasury stock and dividend payments to stockholders. Financing activities provided $27.3 million, $35.0 million and $77.1 million in cash during the years ended June 30, 1997, 1996 and 1995. Financing activities in the future are expected to primarily include changes in deposits and changes in FHLBank advances, and changes in short-term borrowings.

Dividends. During the year ended June 30, 1997, the Company declared and paid dividends of $.3875 per share compared to dividends declared and paid during the year ended June 30, 1996 of $.35 per share. The Board of Directors meets regularly to consider the level and the timing of dividend payments.

Common Stock Repurchases. The Company has been in various buy-back programs since May 1990. During the year ended June 30, 1997, the Company repurchased 961,967 shares of its common stock at an average price of $16.20 per share and reissued 254,992 shares of treasury stock at an average price of $2.01 per share for stock option exercises. During the year ended June 30, 1996, the Company repurchased 281,196 shares of its common stock at an average price of $11.92 per share and reissued 87,776 shares of treasury stock at an average price of $1.58 per share for stock option exercises.

Management intends to continue its stock buy-back programs as long as repurchasing the stock contributes to the overall growth of shareholder value. The number of shares of stock that will be repurchased and the price that will be paid is the result of many factors, several of which are outside the control of the Company. The primary factors are the number of shares available in the market from sellers at any given time and the price of the stock within the market as determined by the market.

GREAT SOTUHERN BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 1997 AND 1996                                     1997          1996
                                                           ----          ----
ASSETS
Cash                                                   $  8,176,763  $  6,661,290
Interest bearing deposits in other
  financial institutions                                 24,308,337    22,953,737
                                                        -----------   -----------
    Cash and cash equivalents                            32,485,100    29,615,027
Available-for-sale securities                             7,408,020     4,655,816
Held-to-maturity securities                              49756,978     49,182,323
Loans receivable, net                                   583,709,446   546,759,467
Foreclosed assets held for sale, net                      5,650,962     9,861,556
Premises and equipment                                    7,433,073     6,686,954
Accrued interest receivable
  Loans                                                   4,225,771     4,289,192
  Investments                                               767,541     1,067,230
Investment in FHLB stock                                 10,792,600    10,022,800
Prepaid expenses and other assets                         2,982,653     1,774,439
Excess of cost over fair value of net assets
    acquired, at amortized cost                                  --     1,101,961
Deferred income taxes                                     2,629,140     3,088,540
                                                        -----------   -----------
    Total Assets                                       $707,841,284  $668,105,305
                                                        ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
  Deposits                                             $459,235,746  $397,054,516
  Federal Home Loan Bank advances                       151,881,100   180,797,043
  Short-term borrowings                                  28,744,191    16,467,825
  Advances from borrowers for taxes and insurance         2,488,397     2,659,427
  Accounts payable and accrued expenses                   1,873,824     2,431,507
  Income taxes payable                                    3,269,659       887,418
                                                        -----------   -----------
      Total Liabilities                                 647,492,917   600,297,736
                                                        -----------   -----------

STOCKHOLDERS' EQUITY
  Capital stock
    Serial preferred stock, $.01 par value;
       authorized 1,000,000 shares
    Common stock, $.01 par value;
       authorized 10,000,000 shares,
       issued 6,162,501 shares                              123,250        61,625
  Additional paid-in capital                             17,058,326    16,834,507
  Retained earnings - substantially restricted           73,980,259    67,917,888
  Unrealized appreciation on available-for-sale
     securities, net of income taxes of $870,860
     and $61,460 in 1997 and 1996, respectively           1,362,116        96,129
  Treasury stock, at cost; 1997 - 4,219,881 shares;
     1996 - 1,756,453 shares                            (32,175,584)  (17,102,580)
                                                        -----------   -----------
    Total Stockholders' Equity                           60,348,367    67,807,569
                                                        -----------   -----------
      Total Liabilities and
        Stockholders' Equity                           $707,841,284  $668,105,305
                                                        ===========   ===========

GREAT SOUTHERN BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE YEARS ENDED JUNE 30, 1997


                                                 1997              1996             1995
                                                 ----              ----             ----
INTEREST INCOME
  Loans                                      $51,365,481      $ 49,884,135     $ 43,686,297
  Investment securities                        3,892,077         3,849,815        3,278,520
  Other                                          282,889           204,415          145,770
                                              ----------        ----------       ----------
                                              55,540,447        53,938,365       47,110,587
                                              ----------        ----------       ----------
INTEREST EXPENSE
  Deposits                                    17,950,677        17,002,724       14,884,740
  FHLB advances                               10,229,111        10,585,178        8,090,774
  Short-term borrowings                          642,356           544,509          435,548
                                              ----------        ----------       ----------
                                              28,822,144        28,132,411       23,411,062
                                              ----------        ----------       ----------

NET INTEREST INCOME                           26,718,303        25,805,954       23,699,525

PROVISION FOR LOAN LOSSES                      1,706,142         1,450,754        1,319,266
                                              ----------        ----------       ----------
NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES                   25,012,161        24,355,200       22,380,259
                                              ----------        ----------       ----------
NONINTEREST INCOME
  Commissions                                  4,968,695         4,412,600        4,375,438
  Service charge fees                          2,784 719         2,381,455        2,272,899
  Net realized gains on sales of loans
    and available-for-sale securities            726,590         1,220,336          112,590
  Income (expense) on foreclosed assets          285,543           727,995         (242,535)
  Other income                                 1,676,510         1,581,553        1,395,912
                                              ----------        ----------       ----------
                                              10,442,057        10,323,939        7,914,304
                                              ----------        ----------       ----------
NONINTEREST EXPENSE
  Salaries and employee benefits               9,233,943         8,381,708        7,592,305
  Net occupancy expense                        2,400,570         2,220,131        1,883,382
  Postage                                        625,745           634,465          592,407
  Insurance                                    3,428,428         1,267,765        1,250,336
  Amortization of goodwill                     1,106,961           192,845          214,637
  Advertising                                    675,456           533,336          570,218
  Office supplies and printing                   562,668           435,427          567,484
  Other operating expenses                     2,329,382         2,608,707        2,622,664
                                              ----------        ----------       ----------
                                              20,363,153        16,274,384       15,293,433
                                              ----------        ----------       ----------
INCOME BEFORE INCOME TAXES                    15,091,065        18,404,755       15,001,130

PROVISION FOR INCOME TAXES                     5,751,200         7,110,800        5,513,200
                                              ----------        ----------       ----------

NET INCOME                                   $ 9,339,865      $ 11,293,955      $ 9,487,930
                                              ==========        ==========       ==========

EARNINGS PER COMMON SHARE:

    Net income                               $      1.10      $       1.23       $     1.00
                                                    ====              ====             ====

GREAT SOUTHERN BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE THREE YEARS ENDED JUNE 30, 1997



                                                                   Unrealized
                                                                  Appreciation
                                         Additional               on Available-
                               Common     Paid-in      Retained     for-Sale        Treasury
                                Stock     Capital      Earnings   Securities, Net     Stock          Total
                              --------  -----------  -----------  ---------------  ------------  -------------
BALANCE, JUNE 30, 1994        $ 20,542  $16,600,611  $53,035,027     $      0      $(8,194,301)  $61,461,879
  Net income                                           9,487,930                                   9,487,930
  Stock issued under Stock
    Option Plan                             133,438                                    189,804       323,242
  Dividends declared, $.30
    per share                                         (2,766,989)                                 (2,766,989)
  Three-for-one stock split     41,083      (41,083)
  Change in unrealized
    appreciation available-for-
    sale securities, net of
    income taxes of $231,156                                          361,551                        361,551
  Treasury stock purchased                                                          (5,885,426)   (5,885,426)
                               -------   ----------   ----------      -------        ---------    ----------
BALANCE, JUNE 30, 1995          61,625   16,692,966   59,755,968      361,551      (13,889,923)   62,982,187
  Net income                                          11,293,955                                  11,293,955
  Stock issued under Stock
  Option Plan                               141,541                                    137,731       279,272
  Dividends declared, $.35
    per share                                         (3,132,035)                                 (3,132,035)
  Change in unrealized
    appreciation on available-for-
    sale securities, net of
    income taxes of $169,696                                         (265,422)                      (265,422)
  Treasury stock purchased                                                          (3,350,388)   (3,350,388)
                               -------   ----------   ---------      --------       ----------     ---------
BALANCE, JUNE 30, 1996        $ 61,625  $16,834,507  $67,917,888    $  96,129     $(17,102,580)   67,807,569
  Net income                                           9,339,865                                   9,339,865
  Stock issued under Stock
  Option Plan                               285,444                                    511,669       797,113
  Dividends declared, $.3875
    per share                                         (3,277,494)                                 (3,277,494)
  Two-for-one stock split       61,625      (61,625)
  Change in unrealized
    appreciation on available-for-
    sale securities, net of
    income taxes of $169,696                                        1,265,987                      1,265,987
  Treasury stock purchased                                                         (15,584,673)  (15,584,673)
                               -------   ----------   ----------    ---------       ----------    ----------
BALANCE, JUNE 30, 1997        $123,250  $17,058,326  $73,980,259   $1,362,116     $(32,175,584)   60,348,367
                               =======   ==========   ==========    =========       ==========    ==========


GREAT SOUTHERN BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE YEARS ENDED JUNE 30, 1997

                                                                        1997             1996             1995
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                     $  9,339,865     $ 11,293,955     $  9,487,930
    Items not requiring (providing) cash
      Depreciation                                                    1,003,243          980,290          745,305
      Amortization                                                    1,101,961          192,845          214,637
      Provision for loan losses                                       1,706,142        1,450,754        1,319,266
      Provision for losses on foreclosed assets                         100,000          275,000          400,000
      Gain on sale of loans                                            (521,165)        (539,979)         (91,340)
      FHLB stock dividends received                                                     (176,400)
      Net realized gains on available-for-sale securities              (205,425)        (680,357)         (21,250)
      (Gain) loss on sale of premises and equipment                      (9,585)           2,171            6,325
      Gain on sale of foreclosed assets                                (559,902)      (1,316,887)        (184,339)
      Amortization of deferred income, premiums and discounts          (894,292)        (680,395)      (1,210,560)
      Deferred income taxes                                            (350,000)         604,000         (254,000)
  Changes in:
    Accrued interest receivable                                         363,110         (470,643)      (1,531,793)
    Prepaid expenses and other assets                                (1,208,214)         924,293       (1,203,856)
    Accounts payable and accrued expenses                              (557,683)          80,325          112,744
    Income taxes payable                                              2,382,241         (336,363)         597,170
                                                                    -----------      -----------      -----------
  Net cash provided by operating activities                          11,690,296       11,602,609        8,386,239
                                                                    -----------      -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES
    Net increase in loans                                           (33,203,579)     (30,161,082)     (78,739,654)
    Purchase of premises and equipment                               (1,771,232)        (955,690)      (1,374,772)
    Proceeds from sale of premises and equipment                         31,455            2,875              126
    Proceeds from sale of foreclosed assets                           1,017,514        2,044,721        1,125,608
    Capitalized costs on foreclosed assets                             (198,090)        (206,107)
    Proceeds from maturing held-to-maturity securities               39,398,775        9,526,632       48,656,890
    Purchase of held-to-maturity securities                         (40,159,443)     (11,971,929)     (47,468,442)
    Proceeds from sale of available-for-sale securities               1,377,623        2,942,647           78,125
    Purchase of available-for-sale securities                        (1,849,015)      (4,262,442)      (2,549,119)
    Purchase of FHLB stock                                             (769,800)      (1,360,400)      (2,421,300)
                                                                    -----------      -----------      -----------
  Net cash used in investing activities                             (36,125,792)     (34,400,775)     (82,692,538)
                                                                    -----------      -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES
    Net increase in certificates of deposit                          55,356,409        4,484,912       33,390,147
    Net increase (decrease) in checking and savings accounts          6,824,821        8,242,392       (8,050,268)
    Proceeds from FHLB advances                                     539,345,121      425,700,856      393,585,443
    Repayments of FHLB advances                                    (568,261,064)    (399,226,851)    (332,349,201)
    Net increase (decrease) in short-term borrowings                12,276,366         2,520,881       (1,552,859)
    Advances (to) from borrowers for taxes and insurance               (171,030)        (565,797)         386,161
    Purchase of treasury stock                                      (15,584,673)      (3,350,388)      (5,885,426)
    Dividends paid                                                   (3,277,494)      (3,132,035)      (2,766,989)
    Stock options exercised                                             797,113          279,272          323,242
                                                                    -----------      -----------      -----------
  Net cash provided by financing activities                          27,305,569       34,953,242       77,080,250
                                                                    -----------      -----------      -----------

INCREASE IN CASH AND CASH EQUIVALENTS                                 2,870,073       12,155,076        2,773,951

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                         29,615,027       17,459,951       14,686,000
                                                                    -----------      -----------      -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                             $ 32,485,100     $ 29,615,027     $ 17,459,951
                                                                    ===========      ===========      ===========

GREAT SOUTHERN BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
June 30, 1997, 1996, and 1995

NOTE 1:
NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Great Southern Bancorp, Inc. ("GSBC" or the "Company") operates as a one savings bank holding company. GSBC's business primarily consists of the business of Great Southern Bank (the "Bank"), which provides a full range of financial services, as well as travel, insurance, investment services, loan closings and appraisals through GSBC's other wholly-owned subsidiaries to customers primarily in southwest and central Missouri. The Company and the Bank are subject to the regulation of certain federal agencies and undergo periodic examinations by those regulatory agencies.

In December 1989, GSBC completed the issuance of 2,054,167 shares of common stock in connection with the conversion of the Bank from a mutual savings and loan association to a stock savings bank (the "Conversion").
Concurrent with the Conversion, GSBC acquired all of the capital stock of the Bank and became a savings bank holding company (see Note 15).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

Management believes that the allowances for losses on loans and the valuation of foreclosed assets held for sale are adequate. While management uses available information to recognize losses on loans and foreclosed assets held for sale, changes in economic conditions may necessitate revision of these estimates in future years. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and valuation of foreclosed assets held for sale. Such agencies may require the Bank to recognize additional losses based on their judgments of information available to them at the time of their examination.

        29 (continued)

Principles of Consolidation

The consolidated financial statements include the accounts of Great Southern Bancorp, Inc. and its wholly-owned subsidiaries, Great Southern Bank, Great Southern Capital Management, Great Southern Financial
Corporation and its wholly-owned subsidiary, Appraisal Services, Inc. Significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain 1996 and 1995 amounts have been reclassified to conform to the 1997 financial statements presentation. These reclassifications had no effect on net income.

Cash and Investment Securities

Regulations require the Bank to maintain an amount in cash and U.S. government and other approved securities equal to 5.0% of savings deposits (net of loans on savings deposits) plus short-term borrowings.

The Bank is a member of the Federal Home Loan Bank system. As a member of this system, it is required to maintain an investment in capital stock of the Federal Home Loan Bank in an amount equal to the greater of 1% of its outstanding home loans, 0.3% of its total assets, or one-twentieth of its outstanding advances from the Federal Home Loan Bank (FHLB).

Investments in Debt and Equity Securities

During the year ended June 30, 1995, the Company adopted the provisions of the Financial Accounting Standards Board Statement No. 115 (SFAS 115) regarding investments in debt and equity securities. Management determines the appropriate classification of securities at the time of purchase.

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Realized gains and losses, based on specifically identified amortized cost of the specific security, are included in other income. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity.

Interest and dividends on investments in debt and equity securities are included in income when earned.
        29 (continued) & 30

Excess of Cost Over Fair Value of Net Assets Acquired

Unamortized costs in excess of the fair value of underlying net tangible assets acquired were $-0- and $1,101,961 at June 30, 1997 and 1996, respectively. As a result of a revision of the estimated future benefit, all unamortized costs in excess of the fair value of underlying net tangible assets were fully expensed during 1997.

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of cost or fair value, determined using an aggregate basis. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Forward commitments to sell mortgage loans are acquired to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale. Amounts paid to investors to obtain forward commitments are deferred until such time as the related loans are sold. The fair values of the forward commitments are not recognized in the financial statements. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price and the carrying amount of the loans sold, net of discounts collected or paid, commitment fees paid and considering a normal servicing rate. Fees received from borrowers to guarantee the funding of mortgage loans held for sale and fees paid to investors to ensure the ultimate sale of such mortgage loans are recognized as income or expense when the loans are sold or when it becomes evident that the commitment will not be used. There were no material loans held for sale at June 30, 1997 and 1996.

Loans
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Discounts and premiums on purchased residential and commercial real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Allowance for Loan Losses
The allowance for loan losses is increased by provisions charged to expense and reduced by loans charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential loan losses, based on management's evaluation of the loan portfolio, as well as on prevailing and anticipated economic conditions and historical losses by loan category. General allowances have been established, based upon the aforementioned factors and allocated to the individual loan categories. Allowances are accrued on specific loans evaluated for impairment for which the basis of each loan, including accrued interest, exceeds the discounted amount of expected future collections of interest and principal or, alternatively, the fair value of loan collateral.
       30 (continued)

A loan is considered impaired when it is probable that the Bank will not receive all amounts due according to the contractual terms of the loan. This includes loans that are delinquent 90 days or more (nonaccrual loans) and certain other loans identified by management. Accrual of interest is discontinued and interest accrued and unpaid is removed at the time such amounts are delinquent 90 days. Interest is recognized for nonaccrual loans only upon receipt, and only after all principal amounts are current according to the terms of the contract.

Foreclosed Assets Held for Sale

Assets acquired by foreclosure or in settlement of debt and held for sale are valued at estimated fair value as of the date of foreclosure, and a related valuation allowance is provided for estimated costs to sell the assets. Management evaluates the value of foreclosed assets held for sale periodically and increases the valuation allowance for any subsequent declines in fair value. Changes in the valuation allowance are charged or credited to noninterest expense.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized using straight-line and accelerated methods over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Fee Income

Loan servicing income represents fees earned for servicing real estate mortgage loans owned by various investors. The fees are generally calculated on the outstanding principal balances of the loans serviced and are recorded as income when earned. Loan origination fees, net of direct loan origination costs, are recognized as income using the level-yield method over the contractual life of the loan.

Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

        30 (continued)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to adjusted tangible assets (as defined). Management believes, as of June 30, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 1997, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.

                                                                                        To Be Well
                                                                                     Capitalized Under
                                                                    For Capital      Prompt Corrective
                                                Actual          Adequacy Purposes    Action Provisions
                                            --------------      -----------------    -----------------
                                             Amount  Ratio        Amount   Ratio       Amount  Ratio
                                            -------  -----       -------   -----      -------  -----
                                                                 (In Thousands)
As of June 30, 1997
  Total Risk-Based Capital
    (to Risk Weighted Assets)               $60,430  11.6%       $41,511   8.0%       $51,889  10.0%

  Tier I Risk-Based Capital
    (to Risk Weighted Assets)               $53,832  10.4%       $20,756   4.0%       $31,134   6.0%

  Core Capital
    (to Adjusted Tangible Assets)           $53,832   7.7%       $21,001   3.0%       $35,001   5.0%

  Tangible Capital
    (to Adjusted Tangible Assets)           $53,832   7.7%       $10,500   1.5%         N/A      N/A

As of June 30, 1996
  Total Risk-Based Capital
    (to Risk Weighted Assets)               $61,947  13.0%       $38,049   8.0%       $47,561  10.0%

  Tier I Risk-Based Capital
    (to Risk Weighted Assets)               $55,992  11.8%       $19,024   4.0%       $28,536   6.0%

  Core Capital
    (to Adjusted Tangible Assets)           $55,992   8.5%       $19,837   3.0%       $33,062   5.0%

  Tangible Capital
    (to Adjusted Tangible Assets)           $55,992   8.5%        $9,919   1.5%         N/A      N/A

The amount of dividends that the Bank may pay is subject to various regulatory limitations. At June 30, 1997, approximately $13,362,000 was available from the Bank's retained earnings, without regulatory approval, for distribution as dividends to GSBC. The Bank's internal capital policies provide for greater restrictions than regulatory guidelines and, under internal policies, approximately $2,682,000 was available for distribution as dividends to GSBC.

Earnings Per Share

For each of the three years ended June 30, 1997, 1996 and 1995, earnings per common share are based on the weighted average number of common and common equivalent shares outstanding during the year less the weighted average number of shares of treasury stock after adjusting for the stock splits of July 25, 1994 and October 21, 1996 (see Note 15).

Such average shares include the weighted average number of common shares considered outstanding, plus the shares issuable upon exercise of stock options after the assumed repurchase of common shares with the related proceeds as follows:

                          Weighted Average
                              Number of               Shares
                           Common Shares            Issuable
                          ----------------          --------
       1997                 8,394,080                93,682
       1996                 8,926,192               269,412
       1995                 9,162,292               315,174

Cash Equivalents

The Bank considers all liquid investments with original maturities of three months or less to be cash equivalents. At June 30, 1997 and 1996, cash equivalents consisted of interest-bearing deposits in other financial institutions.

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.





        31 (continued)

Impact of Future Accounting Pronouncements

The FASB recently adopted SFAS 128, "Earnings Per Share." This statement replaces the presentation of primary earnings per share with a presentation of basic earnings per share. The statement also requires dual presentation of basic and diluted earnings per share by entities with complex capital structures and requires a reconciliation of the numerators and denominators between the two calculations. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Management believes the adoption of SFAS 128 will not have a material effect on the financial statements of the Company.


NOTE 2: INVESTMENTS IN DEBT AND EQUITY SECURITIES

The amortized cost and approximate fair value of available-for-sale securities are as follows:

                                              June 30, 1997
                          ---------------------------------------------
                                       Gross       Gross     Approximate
                         Amortized   Unrealized  Unrealized     Fair
                           Cost        Gains      Losses       Value
                        -----------  ----------  ----------  ------------
  Equity securities     $ 5,175,044 $ 2,232,976              $ 7,408,020
                          =========   =========                =========

                                              June 30, 1996
                          ----------------------------------------------
                                       Gross       Gross     Approximate
                         Amortized   Unrealized  Unrealized     Fair
                           Cost        Gains      Losses       Value
                        -----------  ----------  ----------  ------------
  Equity securities     $ 4,498,227  $ 259,403   $ 101,814   $ 4,655,816
                          =========    =======     =======     =========


The amortized cost and approximate fair value of held-to-maturity securities are as follows:
                                          June 30, 1997
                        -------------------------------------------------
                                        Gross       Gross     Approximate
                         Amortized   Unrealized  Unrealized     Fair
                           Cost        Gains      Losses       Value
                        -----------  ----------  ----------  ------------
U.S. Treasury           $ 7,057,218  $  7,651      $  3,869  $ 7,061,000
U.S. Government agencies 42,699,760   110,527        12,287   42,798,000
                         ----------   -------        ------   ----------
                        $49,756,978  $118,178      $ 16,156  $49,859,000
                         ==========   =======        ======   ==========


        31 (continued)

                                          June 30, 1996
                        -------------------------------------------------
                                        Gross       Gross     Approximate
                         Amortized   Unrealized  Unrealized     Fair
                           Cost        Gains      Losses       Value
                        -----------  ----------  ----------  ------------
U.S. Treasury           $ 6,901,931  $  6,939      $ 21,871  $ 6,887,000
U.S. Government agencies 41,831,616   158,457        35,072   41,955,000
State and political
  subdivisions              448,776       224                    449,000
                         ----------   -------        ------   ----------
                        $49,182,323  $165,620      $ 56,943  $49,291,000
                         ==========   =======        ======   ==========

Maturities of held-to-maturity securities at June 30, 1997:

                                    Approximate           AmortizedFair
                                       Cost                  Value

One year or less                  $ 18,046,855           $ 18,072,805
After one through
  five years                        31,710,123             31,786,486
                                    ----------             ----------
                                  $ 49,756,978           $ 49,291,000
                                    ==========             ==========

Proceeds of $1,377,623, $2,942,647 and $78,125 with resultant gross gains of $205,426, $680,357 and $21,250, were realized from the sale of available-for-sale securities in 1997, 1996 and 1995, respectively.

The book value of securities pledged as collateral to secure public deposits amounted to $9,677,000 and $10,930,000 at June 30, 1997 and 1996,
respectively, with approximate fair values $9,695,000 and $10,985,000. The book value of securities pledged as collateral to secure collateralized borrowing accounts amounted to $13,772,000 and $8,830,000 at June 30, 1997 and 1996, respectively, with approximate fair values of $13,805,000 and $8,845,000. The book value of securities pledged as collateral to secure Federal Home Loan Bank advances amounted to $26,308,000 and $25,725,000 at June 30, 1997 and 1996, respectively, with approximate fair values of $26,360,000 and $25,750,000.

NOTE 3: LOANS AND ALLOWANCE FOR LOAN LOSSES

Categories of loans at June 30, 1997 and 1996, include:

                                                  1997            1996
                                             -------------   -------------
  One to four family residential loans       $ 243,006,249   $ 247,293,223
  Other residential mortgage loans              95,885,537      81,190,755
  Commercial real estate loans                 191,555,823     172,478,056
  Other commercial loans                        25,958,963      13,736,938
  One to four family construction loans          9,528,872      13,454,894
  Other residential construction loans           4,243,283      13,533,296
  Commercial construction loans                 21,931,695      16,518,373
  Mortgage-backed securities                     1,761,122       2,054,554
  Installment and education loans               27,665,964      26,926,707
  Discounts on loans purchased                  (1,150,880)     (1,254,361)
  Undisbursed portion of loans in process      (18,812,126)    (22,382,663)
  Allowance for loan losses                    (15,523,541)    (14,356,147)
  Deferred loan fees and gains, net             (2,341,515)     (2,434,158)
                                               -----------     -----------
                                             $ 583,709,446   $ 546,759,467
                                               ===========     ===========

Transactions in the allowance for loan losses were as follows:

                                            Years Ended June 30,
                                 ----------------------------------------
                                      1997          1996          1995
                                 ------------  ------------  ------------
Balance, beginning of year       $ 14,356,147  $ 14,600,870  $ 13,635,733
  Provision charged to expense      1,706,142     1,450,754     1,319,266
  Loans charged off                  (676,714)   (1,992,578)     (881,731)
  Recoveries                          137,966       297,101       527,602
                                   ----------    ----------    ----------
Balance, end of year             $ 15,523,541  $ 14,356,147  $ 14,600,870
                                   ==========    ==========    ==========

The weighted average interest rate on loans receivable at June 30, 1997 and 1996, was 8.99% and 8.80%, respectively.

The Bank serviced whole mortgage loans and participations in mortgage loans for others amounting to $69,837,000, $79,985,000 and $88,279,000 at June
30, 1997, 1996 and 1995, respectively.

Impaired loans totaled $10,163,000 and $5,455,000 at June 30, 1997 and 1996, respectively. An allowance for loan losses of $1,622,000 and $832,000 relates to these impaired loans at June 30, 1997 and 1996, respectively. There were no impaired loans at June 30, 1997 and 1996, without a related allowance for loan loss assigned.



        32 (continued)

Interest of $487,000 and $923,000 was recognized on average impaired loans of $9,362,000 and $9,210,000 for 1997 and 1996. Interest recognized on impaired loans on a cash basis during 1997 and 1996 was not materially different.

Loans on which the accrual of interest has been discontinued amounted to $3,065,000 at June 30, 1995. If interest on these loans had been accrued, such interest income would have approximated $735,000 for the year ended June 30, 1995.

Certain of the Bank's real estate loans are pledged as collateral for borrowings as set forth in Notes 7 and 8.

Certain directors and executive officers of the Company and the Bank were customers of and had transactions with the Bank in the ordinary course of business. In the opinion of management, all loans included in such transactions were made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties. At June 30, 1997 and 1996, loans outstanding to these directors and executive officers are summarized as follows:

                                                  June 30,
                                        ---------------------------
                                            1997            1996
                                        -----------     -----------
Balance, beginning of year              $ 1,382,000     $ 1,865,000
New loans                                 4,353,000         336,200
Payments                                   (241,000)       (819,200)
                                        -----------     -----------
Balance, end of year                    $ 5,494,000     $ 1,382,000
                                        ===========     ===========

NOTE 4: FORECLOSED ASSETS HELD FOR SALE

                                                   June 30,
                                          ----------------------------
                                              1997            1996
                                          ------------    ------------
Foreclosed assets                         $ 5,970,352     $ 9,860,074
Real estate sold under contract for
  deed and other arrangements                               1,087,084
                                           ----------       ---------
                                            5,970,352      10,947,158
Valuation allowance                          (319,390)     (1,085,602)
                                           ----------       ---------
                                          $ 5,650,962     $ 9,861,556
                                           ==========       =========





        32 (continued)

Transactions in the valuation allowance on foreclosed assets were as follows:

                                              Years Ended June 30,
                                   ----------------------------------------
                                        1997          1996         1995
                                   ------------  ------------  ------------
Balance, beginning of year         $ 1,085,602   $   932,547   $ 1,549,472
  Provision charged to expense         100,000       275,000       400,000
  Charge-offs, net of recoveries      (866,212)     (121,945)   (1,016,925)
                                     ---------     ---------     ---------
Balance, end of year               $   319,390   $ 1,085,602   $   932,547
                                     =========     =========     =========


As of July 1, 1995, the Bank implemented Statement of Financial Accounting Standard No. 114. While implementation had no material effect on net income, in accordance with the new pronouncement, loans totaling $1,684,000 which were previously classified as in-substance foreclosures and reported as part of foreclosed assets held-for-sale were reclassified to loans.

NOTE 5: PREMISES AND EQUIPMENT

Major classifications of premises and equipment stated at cost at June 30, 1997 and 1996, are as follows:

                                             1997         1996
                                         -----------   -----------
  Land                                   $ 1,628,981  $ 1,341,480
  Buildings and improvements               8,071,448    7,801,708
  Furniture, fixtures and equipment        6,204,196    5,334,431
                                          ----------    ----------
                                          15,904,625   14,477,619
  Less accumulated depreciation            8,471,552    7,790,665
                                          ----------    ----------
                                         $7,433,073   $ 6,686,954
                                          ==========    ==========

Depreciation expense was $1,003,243, $980,290 and $745,305 for 1997, 1996 and 1995, respectively.

NOTE 6: DEPOSITS

Deposits at June 30, 1997 and 1996, are summarized as follows:

                             Weighted Average
                              Interest Rate          1997            1996
                             ----------------   -------------   -------------
Noninterest-bearing accounts                    $  14,571,834   $   8,886,036
Interest-bearing checking      2.36% - 2.41%      115,231,966     112,224,164
Savings accounts               2.51% - 2.50%       35,064,843      37,009,432
                                                  -----------     -----------
                                                  164,868,643     158,119,632
                                                  -----------     -----------
Certificate accounts              0% - 3.99%          724,646       2,376,245
                                  4% - 4.99%       14,165,816      14,471,473
                                  5% - 5.99%      212,238,314     169,904,888
                                  6% - 6.99%       51,540,038      32,595,982
                                  7% - 7.99%       12,326,032      17,123,007
                                 8% - 10.25%          506,619         646,084
                                                  -----------     -----------
                                                  291,501,465     237,117,679
                                                  -----------     -----------
Accrued interest on deposits                        2,865,638       1,817,205
                                                  -----------     -----------
                                                $ 459,235,746   $ 397,054,516
                                                  ===========     ===========

The weighted average interest rate on certificates of deposit at June 30, 1997 and 1996, was 5.53% and 5.56%, respectively.

The aggregate amount of jumbo certificates of deposit in denominations of $100,000 or more was approximately $44,489,000 and $35,193,000 at June 30,
1997 and 1996, respectively. From time to time the Bank purchases brokered deposits. The aggregate amount of brokered deposits was approximately $77,387,000 and $26,447,000 at June 30, 1997 and 1996, respectively.

At June 30, 1997, scheduled maturities of certificates of deposit are as follows:


                           1998             1999             2000             2001          Thereafter
                     -------------    -------------    -------------    -------------    -------------
0% to 3.99%          $     674,659    $       2,890    $                $                $      47,097
4% to 4.99%             14,113,201           43,965            7,618            1,032
5% to 5.99%            193,206,457       14,282,364        2,119,000        1,116,175        1,514,318
6% to 6.99%             21,037,969       21,676,529        3,532,078        1,894,533        3,398,929
7% to 7.99%              8,549,650          281,320          751,025           63,184        2,680,853
8% to 10.25%               261,568           43,469                                            201,582
                       -----------      -----------      -----------      -----------      -----------
                     $ 237,843,504    $  36,330,537    $   6,409,721    $   3,074,924    $   7,842,779
                       ===========      ===========      ===========      ===========      ===========

       33 (continued)

A summary of interest expense on deposits is as follows:

                                           Years Ended June 30,
                               --------------------------------------------
                                   1997            1996            1995
                               ------------    ------------    ------------
Checking accounts              $  2,570,966    $  2,494,566    $  2,481,359

Savings accounts                    866,810         914,310       1,001,875

Certificate accounts             14,579,734      13,667,688      11,583,311

Early withdrawal penalties          (66,833)        (73,840)       (181,805)
                                 ----------      ----------      ----------
                               $ 17,950,677    $ 17,002,724    $ 14,884,740
                                 ==========      ==========      ==========

NOTE 7: ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank consist of the following:

                                           June 30,
                --------------------------------------------------------------
                             1997                            1996
                ------------------------------  ------------------------------
                              Weighted Average                Weighted Average
                    Amount     Interest Rate        Amount     Interest Rate
                ------------  ----------------  ------------  ----------------
1997            $                       %      $ 120,640,939        5.76
1998             117,602,967        6.18          27,325,324        5.95
1999              27,325,324        6.14           4,861,091        6.14
2000               4,861,091        8.43           7,652,273        8.44
2001               7,652,273        6.33           3,214,917        7.26
2002               3,214,917        7.41
2003 and
  thereafter      17,655,195        7.17          16,894,943        7.23
                 -----------        ----         -----------        ----
                 151,822,319        6.42         180,589,487        6.06
Accrued interest
  on advances         58,781                         207,556
                 -----------        ----         -----------        ----
                $151,881,100        6.42%       $180,797,043        6.06%
                 ===========        ====         ===========       ====

In addition to the above advances, the Bank had available a line of credit amounting to $44,250,000 and $11,600,000 with the FHLB at June 30, 1997 and 1996, respectively.




        33 (continued) & 34

The FHLB requires the Bank to maintain FHLB stock, investment securities and first mortgage loans free of pledges, liens and encumbrances in an amount equal to at least 150% of outstanding advances as collateral for such borrowings. Investment securities with book values of $26,308,000 and $25,725,000, respectively, were specifically pledged as collateral for advances at June 30, 1997 and 1996.

NOTE 8: SHORT-TERM BORROWINGS

Short-term borrowings at June 30, 1997 and 1996, are summarized as follows:

                                                1997          1996
                                             -----------   -----------
  United States government securities sold
    under reverse repurchase agreements      $10,342,523   $ 8,207,489
  Other borrowed money                        18,401,668     8,260,336
                                              ----------    ----------
                                             $28,744,191   $16,467,825
                                              ==========    ==========

The Bank enters into sales of securities under agreements to repurchase (reverse repurchase agreements). Reverse repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the statement of financial condition. The dollar amount of securities underlying the agreements remains in the asset accounts.

Other borrowed money consists of agreements with corporate entities which are secured by a pledge of residential mortgage loans, and margin loans with brokerage firms.

Securities sold under reverse repurchase agreements had book values including accrued interest of $14,012,000 and $9,115,000 and fair values of $13,805,000 and $8,845,000 at June 30, 1997 and 1996, respectively.
Mortgage loans securing other borrowed money accounts had carrying values of $11,695,000 and $14,928,000 at June 30, 1997 and 1996, respectively.

Short-term borrowings had weighted average interest rates of 3.24% and 2.63% at June 30, 1997 and 1996, respectively. Securities and mortgage loans underlying the agreements were being held by the Bank during the agreement period. All agreements are written on a one month or less term.

Short-term borrowings averaged $18,894,000, $17,344,000 and $15,607,000 for the years ended June 30, 1997, 1996 and 1995, respectively. The maximum amounts outstanding at any month end were $28,744,000, $20,132,000 and $18,695,000 during the years ended June 30, 1997, 1996 and 1995, respectively.





        34 (continued)

NOTE 9: INCOME TAXES

The Company files a consolidated federal income tax return. Historically, thrifts such as the Bank were allowed a percentage of otherwise taxable income as a statutory bad debt deduction, subject to limitations based on aggregate loans and savings balances. This percentage was most recently 8%. In August 1996 this statutory bad debt deduction was repealed and is no longer available for thrifts. In addition, bad debt reserves accumulated after 1988, which are presently included as a component of the net deferred tax liability, must be recaptured over a six-year period. The amount of the deferred tax liability which must be recaptured is $1,922,000 at June 30, 1997.

As of June 30, 1997 and 1996, retained earnings includes approximately $17,500,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad-debt deductions for tax purposes only for tax years prior to 1988. If the Bank were to liquidate, the entire amount would have to be recaptured and would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $6,475,000 at June 30, 1997 and 1996.

The provision for income taxes consists of:

                                         Years Ended June 30,
                              ----------------------------------------------
                                 1997             1996              1995
                              -----------      -----------       -----------
Taxes currently payable       $ 6,101,200      $ 6,506,800      $ 5,767,200
Deferred income taxes            (350,000)         604,000         (254,000)
                                ---------        ---------         ---------
                              $ 5,751,200      $ 7,110,800      $ 5,513,200
                                =========        =========         =========

The tax effects of temporary differences related to deferred taxes shown on the June 30, 1997 and 1996, statements of financial condition were:

                                                   1997             1996
                                                -----------      -----------
Deferred tax assets:
  Allowance for loan and
    foreclosed asset losses                     $ 5,884,000      $ 5,559,000
  Accrued compensated absences                       62,000           62,000
  Deferred compensation liability                    67,000           65,000
  Accrued bonuses                                    30,000           37,000
  Other                                              24,000
                                                  ---------        ---------
                                                  6,067,000        5,723,000
                                                  ---------        ---------



        34 (continued)

Deferred tax liabilities:
  Tax loss reserve in excess
    of base year                                 (1,922,000)      (1,922,000)
  FHLB stock dividends                             (641,000)        (641,000)
  Unrealized appreciation on available-for-
    sale securities                                (870,860)         (61,460)
  Other                                              (4,000)         (10,000)
                                                  ---------        ---------
                                                 (3,437,860)      (2,634,460)
                                                  ---------        ---------
    Net deferred tax asset                      $ 2,629,140      $ 3,088,540
                                                  =========        =========

Reconciliations of the Company's provision for income taxes to the statutory corporate tax rates are as follows:
                                                    Years Ended June 30,
                                              -------------------------------
                                              1997         1996          1995
                                              ----         ----          ----
Tax at statutory rate                         35.0%        35.0%         35.0%
State income taxes                             2.5          2.1           2.9
Other                                           .6          1.5          (1.1)
                                              ----         ----          ----
                                              38.1%        38.6%         36.8%
                                              ====         ====          ====

The Company and its consolidated subsidiaries have not been audited recently by the Internal Revenue Service with respect to consolidated federal income tax returns, and as such, these returns have been closed without audit through June 30, 1993.

State legislation provides that savings banks will be taxed based on an annual privilege tax of 7% of net income. The 1997, 1996 and 1995 state tax included in the provision for income tax amounts to $652,000, $552,000 and $674,000, respectively.

Deferred income taxes related to the change in unrealized appreciation (depreciation) on available-for-sale securities, shown in stockholders' equity, were $809,400, ($169,696) and $231,156 for 1997, 1996 and 1995,
respectively.

NOTE 10: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents

For these short-term instruments, the carrying amount approximates fair value.


        34 (continued) & 35

Available-For-Sale Securities

Fair values for available-for-sale securities, which also are the amounts recognized in the statements of financial condition, equal quoted market prices, if available. If quoted market prices are not available, fair values are estimated based on quoted market prices of similar securities.

Held-To-Maturity Securities

Fair values for held-to-maturity securities equal quoted market prices, if available. If quoted market prices are not available, fair values are estimated based on quoted market prices of similar securities.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying amount of accrued interest receivable approximates its fair value.

Deposits

The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date (i.e., their carrying amounts).
The fair value of fixed-maturity certificates of deposit is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Federal Home Loan Bank Advances

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing advances.

Short-Term Borrowings

The carrying amounts reported in the statements of financial condition for short-term borrowings approximate those liabilities' fair value.

Commitments to Extend Credit, Letters of Credit and Lines of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

        35 (continued)

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

                                                     1997
                                       -------------------------------
                                       Carrying Amount      Fair Value
                                       ---------------     -----------
Financial assets:
  Cash and cash equivalents              $32,485,100       $32,485,100
  Available-for-sale securities            7,408,020         7,408,020
  Held-to-maturity securities             49,756,978        49,859,000
  Loans, net of allowance
       for loan losses                   583,709,446       591,041,000
  Accrued interest receivable              4,993,312         4,993,312
Financial liabilities:
  Deposits                               459,235,746       460,673,000
  FHLB advances                          151,881,100       153,764,000
  Short-term borrowings                   28,744,191        28,744,191
Unrecognized financial instruments
  (net of contractual value):
    Commitments to extend credit                -0-               -0-
    Standby letters of credit                   -0-               -0-
    Unused lines of credit                      -0-               -0-

                                                      1996
                                        -------------------------------
                                        Carrying Amount      Fair Value
                                        ---------------     -----------
Financial assets:
  Cash and cash equivalents               $29,615,027       $29,615,027
  Available-for-sale securities             4,655,816         4,655,816
  Held-to-maturity securities              49,182,323        49,291,000
  Loans, net of allowance for loan losses 546,759,467       549,779,000
  Accrued interest receivable               5,356,422         5,356,422
Financial liabilities:
  Deposits                                397,054,516       397,432,000
  FHLB advances                           180,797,043       180,577,000
  Short-term borrowings                    16,467,825        16,467,825
Unrecognized financial instruments
  (net of contractual value):
    Commitments to extend credit                 -0-               -0-
    Standby letters of credit                    -0-               -0-
    Unused lines of credit                       -0-               -0-
        35 (continued)

NOTE 11: LEASES

The Bank has entered into various operating leases at several of its branch locations. Some of the leases have renewal options. At June 30, 1997, future minimum lease payments are as follows:

          1998         $  175,169
          1999            131,733
          2000            118,160
          2001             96,966
          2002             93,516
          Later Years     255,172
                        ---------
                        $ 870,716
                        =========

Rental expense was $203,675, $188,188 and $170,294 the years ended June 30, 1997, 1996 and 1995, respectively.

NOTE 12: COMMITMENTS AND CREDIT RISK

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a significant portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At June 30, 1997 and 1996, the Bank had outstanding commitments to originate loans and fund commercial construction aggregating approximately $59,987,000 and $48,590,000 including $18,812,000 and $18,881,000, respectively, of undisbursed loans in process. The commitments extend over varying periods of time with the majority being disbursed within a 30- to 180-day period. Loan commitments at fixed rates of interest amounted to $479,000 and $3,025,000 with the remainder at floating market rates at June 30, 1997 and 1996, respectively.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.



        35 (continued) & 36

The Bank had total outstanding letters of credit amounting to $9,206,000 and $8,911,000 at June 30, 1997 and 1996, respectively, with $959,000 and $664,000 of the letters of credit having terms ranging from seven months to three years at June 30, 1997 and 1996, respectively. The remaining $8,247,000 at June 30, 1997 and 1996, consisted of an outstanding letter of credit to guarantee the payment of principal and interest on a Multifamily Housing Refunding Revenue Bond issue. The Federal Home Loan Bank has issued a letter of credit backing the Bank's letter of credit.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. The Bank uses the same credit policies in granting lines of credit as it does for on-balance sheet instruments.

At June 30, 1997, the Bank had granted unused lines of credit to borrowers aggregating approximately $7,517,000 and $3,731,000 for commercial lines and open-end consumer lines, respectively. At June 30, 1996, the Bank had granted unused lines of credit to borrowers aggregating approximately $6,034,000 and $2,963,000 for commercial lines and open-end consumer lines, respectively.

The Bank grants collateralized commercial, real estate and consumer loans primarily to customers in the southwest and central portions of Missouri. Although the Bank has a diversified portfolio, loans (including loans in process) aggregating $56.9 million and $59.6 million at June 30, 1997 and 1996, respectively, are secured by motels, restaurants, recreational facilities and other commercial properties in the Branson, Missouri, area. Residential mortgage and consumer loans in the Branson, Missouri, area aggregated $66.3 million and $68.5 million at June 30, 1997 and 1996, respectively.

Loans aggregating $97.6 million or 16.7% of the loan portfolio at June 30, 1997, are secured by multi-family real estate.

NOTE 13: LITIGATION

GSBC and its subsidiaries are defendants in certain lawsuits arising in the ordinary course of business. Management, after review with its legal counsel, is of the opinion that the resolution of these legal matters will not have a material adverse effect on the Company's financial position.




        36 (continued)

NOTE 14: ADDITIONAL CASH FLOW INFORMATION

                                           Years Ended June 30,
                                  ----------------------------------------
                                      1997         1996           1995
                                  ------------  ------------  ------------
Noncash Investing and
Financing Activities
  Conversion of loans to
    foreclosed assets             $  2,272,465  $  7,014,308  $  5,029,750
  Conversion of foreclosed
     assets to loans              $  6,255,412  $  4,288,066  $  1,606,463

Additional Cash
Payment Information
  Interest paid                   $ 27,922,486  $ 27,791,991  $ 22,733,483
  Income taxes paid               $  3,943,814  $  6,045,000  $  4,730,490

NOTE 15: STOCKHOLDERS' EQUITY

In connection with the conversion in December 1989, GSBC completed the sale of 2,054,167 shares of its common stock (par value $.01) at an initial public offering price of $9 per share. In the event of a future liquidation of the Bank (and only in such event), eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account.

On October 1, 1996, the Board of Directors of GSBC declared a stock split effected in the form of a dividend on the outstanding common stock for shareholders of record on October 11, 1996. Each shareholder received one additional share for each share owned on the record date. On July 1, 1994, the Board of Directors of GSBC declared a stock split effected in the form of a dividend on the outstanding common stock for shareholders of record on July 15, 1994. Each stockholder received two additional shares for each share owned on the record date. Historical per share disclosures have been updated where applicable to account for the stock splits.

NOTE 16: EMPLOYEE BENEFIT PLANS

The Company participates in a multi-employer defined benefit plan covering all employees who have met minimum service requirements. The Company's policy is to fund pension cost accrued. No contribution was required for the three years ended June 30, 1997. As a member of a multi-employer pension plan, disclosures of plan assets and liabilities for individual employers are not required or practicable.

Effective upon the conversion, GSBC established an Employee Stock Ownership Plan (ESOP) for full-time employees age 21 years or older who have at least one year of credited service.



        36 (continued) & 37

Contribution expense was $-0-, $-0- and $2,500 for the years ended June 30, 1997, 1996 and 1995, respectively. The amounts contributed to the ESOP for the years ended June 30, 1997, 1996 and 1995, were the same as contribution expense for the same periods. Dividends declared on ESOP shares were $184,610, $334,210 and $314,313 for the years ended June 30, 1997, 1996 and
1995, respectively.

During fiscal 1996 the Company voted to terminate the ESOP. The Company filed for, and received, approval of the termination from the IRS. On July 1, 1995, all participant shares became fully vested. The Company distributed the assets of the Plan during fiscal 1997.

In connection with management's decision to terminate the ESOP in July 1995, the Company adopted a defined contribution pension plan covering substantially all employees. Employees may contribute up to 15% of their compensation. Company matching contributions are discretionary, with a maximum match of 50% of the employee's contribution on the first 6% of the employee's compensation. Employer contributions charged to expense for 1997 and 1996 were $69,691 and $134,674, respectively.

NOTE 17: STOCK OPTION PLAN

Effective upon the conversion, the Board of Directors of the Company established the 1989 Stock Option and Incentive Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or awards may be granted with respect to 1,232,496 shares of common stock.

Stock options may be either incentive stock options or nonqualified stock options, and the option price must be at least equal to the fair value of the Company's common stock on the date of grant. Options are granted for a ten-year term and become exercisable in four cumulative annual installments of 25% commencing two years from the date of grant. The Stock Option Committee may accelerate a participant's right to purchase shares under the plan.

Stock awards may be granted to key officers and employees upon terms and conditions determined solely at the discretion of the Stock Option Committee.













        37 (continued)

The table below summarizes transactions under the Company's stock option plan:


                                                      Shares
                                         --------------------------------
                                         Available to Grant  Under Option
                                         ------------------  ------------
Balance, July 1, 1994
    ($7.625 - $30.125 per share)               48,429           87,435
  Exercised ($7.625 - $21 per share)                              (350)
  Forfeited ($7.625 per share)                    474             (474)
  Effect of 3-for-1 Stock Split                96,585          173,222
  Exercised ($2.542 - $7 per share)                            (64,589)
  Forfeited ($2.542 per share)                  4,235           (4,235)
                                              -------          -------
Balance, June 30, 1995
    ($2.542 - $10.042 per share)              149,723          191,009
  Granted ($21.875 - $26.375 per share)       (68,000)          68,000
  Exercised ($2.542 - $7 per share)                            (43,888)
  Forfeited ($2.542 - $21.875 per share)        4,463           (4,463)
                                              -------          -------
Balance, June 30, 1996
    ($2.542 - $26.375 per share)               86,186          210,658
  Granted ($9.50 - $32.45 per share)          (37,500)          37,500
  Exercised ($2.542 - $10.042 per share)                        (2,595)
  Forfeited ($21.875 per share)                 2,090           (2,090)
  Effect of 2-for-1 Stock Split                50,776          243,473
  Granted ($16.625 - $17.75 per share)        (14,600)          14,600
  Exercised ($1.50 - $10.938 per share)                       (249,796)
  Forfeited ($10.938 - $17.50 per share)        5,766           (5,766)
                                              -------          -------
Balance, June 30, 1997
    ($1.271 - $17.75 per share)                92,718          245,984
                                              =======          =======
Options exercisable at June 30, 1997                            43,862


The following table further summarizes information about stock options under the plan outstanding at June 30, 1997:

                                        Options Outstanding
                       ------------------------------------------------
                                              Weighted-       Weighted-
                                               Average         Average
        Range of            Number            Remaining        Exercise
    Exercise Prices       Outstanding      Contractual Life     Price
  -------------------  ----------------  ------------------  ----------
  $ 1.271 to  $ 5.021       46,862           7.11 years        $ 2.14
  $10.938 to  $14.75       155,922           8.61 years        $12.30
  $16.22  to  $17.75        43,200           9.34 years        $16.55

        37 (continued)

                                    Options Exercisable
                       --------------------------------------------
                                                     Weighted-
        Range of                  Number              Average
    Exercise Prices             Exercisable        Exercise Price
  -------------------           -----------        --------------
  $ 1.271 to $ 5.021              43,862              $ 1.94

In 1996, The Financial Accounting Standards Board adopted Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation." This statement establishes an alternative fair value-based method of accounting for stock-based compensation plans. The Company applies APB Opinion 25 and related Interpretations in accounting for the plan, and no compensation cost has been recognized. No fair value disclosures with respect to stock options are presented because in the opinion of management such values do not have a material effect.

NOTE 18: SIGNIFICANT ESTIMATES AND CONCENTRATIONS

Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on deposits and in the footnote on commitments and credit risk.

NOTE 19: SAVINGS ASSOCIATION INSURANCE FUND ASSESSMENT

On September 30, 1996, federal legislation to recapitalize the Savings Association Insurance Fund (SAIF) was passed requiring savings institutions such as the Bank to pay a one-time assessment to the SAIF of 65.7 basis points, based on deposits as reported at March 31, 1995. The assessment totaled $2,500,000 and has been included in noninterest expense on the Company's consolidated financial statements for the year ended June 30, 1997. This one-time assessment, net of income taxes, reduced consolidated net income for the year ended June 30, 1997, by approximately $1,525,000.
















        37 (continued)

NOTE 20: SUMMARY OF UNAUDITED QUARTERLY OPERATING RESULTS

Following is a summary of unaudited quarterly operating results for the years ended June 30, 1997 and 1996:

                                              1997
                    ------------------------------------------------------
                                       Three Months Ended
                    ------------------------------------------------------
                    September 30   December 31    March 31       June 30
                    ------------  ------------  ------------  ------------
Interest income     $ 13,705,391  $ 13,737,729  $ 13,941,471  $ 14,155,856
Interest expense       7,011,195     7,105,533     7,268,586     7,436,830
Provision for
  loan losses            410,593       448,892       427,615       419,042
Net realized gains on
  available-for-sale
  securities             143,768           -0-        61,658           -0-
Net income               493,297     2,907,735     2,909,250     3,029,583
Earnings per
  common share              $.05          $.34          $.35          $.37

                                              1996
                    ------------------------------------------------------
                                       Three Months Ended
                    ------------------------------------------------------
                    September 30   December 31    March 31       June 30
                    ------------  ------------  ------------  ------------
Interest income     $ 13,218,646  $ 13,401,522  $ 13,493,209  $ 13,824,988
Interest expense       6,928,140     7,022,660     7,131,607     7,050,004
Provision for
  loan losses            324,080       323,325       350,016       453,333
Net realized gains on
  available-for-sale
  securities             607,589           -0-           -0-        72,768
Net income             2,884,588     2,478,028     3,220,414     2,710,925
Earnings per
  common share              $.31          $.27          $.35          $.30














        37 (continued)

NOTE 21: CONDENSED PARENT COMPANY STATEMENTS

The condensed balance sheets at June 30, 1997 and 1996, and statements of income and cash flows for the years ended June 30, 1997, 1996 and 1995 for the parent company, Great Southern Bancorp, Inc., are as follows:


                                               1997          1996
                                             --------      --------
BALANCE SHEETS
Assets
     Cash                                 $     51,526   $  3,970,272
     Available-for-sale securities           7,397,168      4,646,709
     Investment in subsidiary bank          53,831,963     57,109,923
     Investment in other subsidiaries        1,564,573      1,423,989
     Foreclosed assets held for sale, net                     324,900
     Dividends receivable                        3,000
     Income taxes receivable                   283,072
     Other                                     494,348        450,741
                                           -----------    -----------
                                          $ 63,625,650   $ 67,926,534
                                           ===========    ===========
Liabilities and Stockholders' Equity
     Income taxes payable                 $              $     57,505
     Short-term borrowings                   2,406,423
     Deferred income taxes                     870,860         61,460
     Common stock                              123,250         61,625
     Additional paid-in capital             17,058,326     16,834,507
     Retained earnings                      73,980,259     67,917,888
     Unrealized appreciation on
          available-for-sale
          securities, net                    1,362,116         96,129
     Treasury stock, at cost               (32,175,584)   (17,102,580)
                                           -----------    -----------
                                          $ 63,625,650   $ 67,926,534
                                           ===========    ===========


                                         1997          1996          1995
                                     -----------  ------------  ------------
STATEMENTS OF INCOME
Income
  Dividends from subsidiary bank    $ 11,952,241   $ 3,335,250  $ 13,373,110
  Dividends from other subsidiaries      274,913     1,227,210       404,042
  Income (loss) on foreclosed assets     (24,077)       94,848        67,248
  Interest and dividend income           217,360       337,122       399,405
  Net realized gains on sales of
    available-for-sale securities        205,225       680,357        21,250
  Other income (loss)                     47,472       (11,655)      (11,121)
                                      ----------    ----------    ----------
      Total income                    12,673,134     5,663,132    14,253,934
                                      ----------    ----------    ----------
       37 (continued)

Expense
  Operating expenses                     197,677       204,967       238,559
  Interest expense                        39,066
                                      ----------    ----------    ----------
    Total expense                        236,743       204,967       238,559
                                      ----------    ----------    ----------
Income before income tax and
  equity in undistributed earnings
  of subsidiaries                     12,436,391     5,458,165    14,015,375
Provision (credit) for income taxes      (40,848)      205,444       (15,765)
                                      ----------    ----------    ----------
Income before equity in
  earnings of subsidiaries            12,477,239     5,252,721    14,031,140
Equity in undistributed earnings
  of subsidiaries                     (3,137,374)    6,041,234    (4,543,210)
                                      ----------    ----------    ----------
Net Income                          $  9,339,865  $ 11,293,955  $  9,487,930
                                      ==========     ==========    ==========

                                           1997         1996          1995
                                      ------------  -----------  ------------
STATEMENTS OF CASH FLOWS
Cash Flows From Operating
   Activities
  Net income                          $  9,339,865  $ 11,293,955  $ 9,487,930
  Items not requiring (providing)
     cash:
    Loss on low income housing
      partnership                           10,356        11,665       11,121
    Equity in undistributed earnings
      of subsidiaries                    3,137,376    (6,041,234)   3,990,519
    Gain on sale of foreclosed
      assets                                             (30,415)     (25,070)
    Net realized gains on sales of
      available-for-sale securities       (205,225)     (680,357)     (21,250)
Changes in:
  Dividends receivable                      (3,000)        3,090       (3,090)
  Other assets                             (57,505)
  Dividends, accounts payable
    and income taxes                      (340,577)      (18,071)     182,950
                                        ----------    ----------   ----------
      Net cash provided by
      operating activities              11,881,290     4,538,633   13,623,110
                                        ----------    ----------   ----------









        38 (continued)

Cash Flows From Investing Activities
  Net loans repaid                                                     53,655
  Proceeds from sale of foreclosed
  assets                                   324,900       138,799      143,629
  Purchase of available-for-sale
    securities                          (1,845,970)   (4,262,729)  (2,545,556)
  Proceeds from sale of available-
  for-sale securities                    1,376,123     2,942,647       78,125
  Capitalized costs on
  foreclosed assets                                       (1,151)       1,998
  Investment in low income housing
    partnership                                                      (231,358)
  Partnership distribution                   3,542         5,332
                                        ----------    ----------   ----------
      Net cash used in investing
        activities                        (141,405)   (1,177,102)  (2,499,507)
                                        ----------    ----------   ----------
Cash Flows From Financing Activities
  Net increase in short-term
    borrowings                           2,406,423
  Dividends paid                        (3,277,494)   (3,132,035)  (2,766,989)
  Stock options exercised                  797,113       279,272      323,242
  Treasury stock purchased             (15,584,673)   (3,350,388)  (5,885,426)
                                        ----------    ----------   ----------
    Net cash used in
      financing activities             (15,658,631)   (6,203,151)  (8,329,173)
                                        ----------    ----------   ----------
Increase (Decrease) in Cash             (3,918,746)   (2,841,620)   2,794,430

Cash, Beginning of Year                  3,970,272     6,811,892    4,017,462
                                        ----------    ----------   ----------
Cash, End of Year                     $     51,526  $  3,970,272  $ 6,811,892
                                        ==========    ==========   ==========
Additional Cash Payment Information
  Income taxes paid (refunded)        $     61,241  $    127,570  $  (289,285)

                         Independent Accountants' Report
                        -------------------------------

Board of Directors
Great Southern Bancorp, Inc.
Springfield, Missouri


We have audited the consolidated statements of financial condition of GREAT SOUTHERN BANCORP, INC. AND SUBSIDIARIES as of June 30, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GREAT SOUTHERN BANCORP, INC. AND SUBSIDIARIES as of June 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.
As discussed in Note 1, in 1995 the Company changed its method of accounting for investments in debt and equity securities. This change was made in response to new accounting pronouncements.


                                    /s/ Baird, Kurtz & Dobson

August 8, 1997
Springfield, Missouri

Directors of Great Southern Bancorp, Inc.

(There is an individual photo of each director.)

William V. Turner
CHAIRMAN OF THE BOARD, PRESIDENT, and CHIEF EXECUTIVE OFFICER


William E. Barclay
PRESIDENT, AUTO MAGIC / JIFFY LUBE
SPRINGFIELD, MO


William K. Powell
PRESIDENT, HERRMAN LUMBER COMPANY
SPRINGFIELD, MO


Larry D. Frazier
GENERAL MANAGER, WHITE RIVER VALLEY
ELECTRIC COOPERATIVE, HOLLISTER, MO


Al F. Turner
VICE CHAIRMAN OF THE BOARD (RETIRING OCTOBER 1997)
MOUNTAIN GROVE, MO


Joseph W. Turner
EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
(NOMINEE FOR DIRECTOR TO REPLACE AL TURNER)


Officers of Great Southern Bancorp, Inc.

(There was a group pictures of these officers.)

left to right:

Don M. Gibson
EXECUTIVE VICE PRESIDENT
CHIEF OPERATING OFFICER AND
SECRETARY

Joseph W. Turner
EXECUTIVE VICE PRESIDENT AND
GENERAL COUNSEL

William V. Turner
CHAIRMAN OF THE BOARD,PRESIDENT,
AND CHIEF EXECUTIVE OFFICER

Officers of Great Southern Bank

(There is an individual photo of each officer.)

William V. Turner
CHAIRMAN OF THE BOARD,
AND CHIEF EXECUTIVE OFFICER
A NATIVE OF MANSFIELD, MO

Don M. Gibson
VICE CHAIRMAN, CHIEF FINANCIAL OFFICER,
CHIEF OPERATING OFFICER & SECRETARY
A NATIVE OF SPRINGFIELD, MO

Joseph W. Turner
PRESIDENT
A NATIVE OF SPRINGFIELD, MO

Richard Wilson
SENIOR VICE PRESIDENT
AND CONTROLLER
A NATIVE OF AURORA, MO

Vicki Bilyeu
FIRST VICE PRESIDENT AND
RESIDENTIAL LENDING MANAGER
A NATIVE OF SPRINGFIELD, MO

Mike Lawson
FIRST VICE PRESIDENT AND
COMMERCIAL LOAN OFFICER
A NATIVE OF MONETT, MO

Steve Mitchem
FIRST VICE PRESIDENT AND
COMMERCIAL LOAN OFFICER
A NATIVE OF CABOOL, MO

Darrin Newbold
PRESIDENT, AURORA BANK
A NATIVE OF AURORA, MO

Bret Aegerter
VICE PRESIDENT
BRANCH ADMINISTRATION
A NATIVE OF NEBRASKA

Mary Allison
VICE PRESIDENT, CONSUMER LOANS
A NATIVE OF NORTHERN ILLINOIS


        41 (continued)

Teresa Chasteen
VICE PRESIDENT AND
DIRECTOR OF MARKETING
A NATIVE OF MOUNTIAN GROVE, MO

Doug Marrs
VICE PRESIDENT, OPERATIONS
A NATIVE OF CANYON CITY, CO

Bob Ogden
VICE PRESIDENT AND
COMMERCIAL LOAN OFFICER
A NATIVE OF LICKING, MO

Eric Piel
VICE PRESIDENT AND
COMMERCIAL LOAN OFFICER
A NATIVE OF ST. LOUIS, MO

Paul Potthoff
VICE PRESIDENT AND
COMMERCIAL LOAN OFFICER
A NATIVE OF DEXTER, MO

Matt Snyder
VICE PRESIDENT AND
DIRECTOR OF HUMAN RESOUCES
A NATIVE OF SPRINGFIELD, MO

(This is the back cover which was a smaller picture of the same picture that was on the front cover. The majority of the page is a solid maroon.)